May 29, 2026

To Shareholders

1-3 Kioicho, Chiyoda-ku, Tokyo
PayPay Corporation
Ichiro Nakayama, Representative Director

Notice of the 8th Annual General Meeting of Shareholders

This is to inform you that the 8th Annual General Meeting of Shareholders of PayPay Corporation (the "Company") will be held as described below.

This Notice is also available on the following website under the title "Notice of the 8th Annual General Meeting of Shareholders."

Company's website: https://ir.paypay.ne.jp/news/calendar/

If you are unable to attend the meeting, you can exercise your voting rights in writing or by electronic means. Please review the Reference Documents for the General Meeting of Shareholders as described below and exercise your voting rights by 5 p.m. on Friday, June 26, 2026 (for postal voting, the documents must arrive by 5 p.m.).

1. Date and Time: 9 a.m.(JST), Monday, June 29, 2026
2. Place: Company meeting room, YOTSUYA TOWER 1-6-1, Yotsuya, Shinjuku-ku, Tokyo
   * Please note that ADS holders are not shareholders registered in the Company's shareholder register and therefore are not entitled to attend this General Meeting of Shareholders. For further details, please refer to the FAQ section on our website at: https://ir.paypay.ne.jp/resources/faq/
3. Meeting Agenda:
   Matters to be reported: The Business Report, Non-consolidated Financial Statements, Consolidated Financial Statements for the Company's 8th Fiscal Year (April 1, 2025 to March 31, 2026) and results of audits by the Accounting Auditor and the Audit and Supervisory Committee of the Consolidated Financial Statements

   Matters to be resolved:
   Proposal 1: Election of five directors (excluding directors who are members of the Audit and Supervisory Committee)

4. Other Matters Determined for the Convocation
(1) If voting rights are exercised more than once, only the last vote exercised will be deemed valid. If voting rights are exercised both in writing and by electronic means, the vote that arrives later at the Company will be deemed valid; provided, however, that if both arrive on the same day, the vote exercised by electronic means will prevail. If voting rights are exercised multiple times by electronic means, only the last vote exercised will be deemed valid.

End

◎If any revisions are made to the Reference Documents for the General Meeting of Shareholders, the Business Report, the Consolidated Financial Statements, or the Non-consolidated Financial Statements, the details of such revisions will be posted on Company's website: https://ir.paypay.ne.jp/news/calendar/

[Matters to be resolved]

Agenda 1: Election of five directors (excluding directors who are members of the Audit and Supervisory Committee)

All five directors will complete their terms of office at the conclusion of this General Meeting of Shareholders. Accordingly, we hereby request that the following five directors be elected (excluding those who are members of the Audit and Supervisory Committee; the same applies hereinafter in this agenda).

In addition, this proposal was deliberated by the voluntarily established Nomination Committee, and the Company has received its opinion that each of the candidates is qualified to serve as a director of the Company.

The candidate directors are as follows.

Candidate No.	Name		Gender	Current position in the Company	Attendance at Board Meetings
1	Reelection	Ichiro Nakayama	Male	President & Representative Director, CEO, Corporate Officer	19 out of 19 times
2	Reelection	Takeshi Idezawa	Male	Director	19 out of 19 times
3	Reelection	Yoshimitsu Goto	Male	Director	19 out of 19 times
4	Reelection	Junichi Miyakawa	Male	Director	16 out of 17 times
5	New Appointment	Fumiya Takasu	Male	—	—

1. The number of Board of Directors meetings attended shown above includes 15 written resolutions deemed to have been adopted by the Board of Directors pursuant to Article 370 of the Companies Act and Article 27 of the Company's Articles of Incorporation.

2. For Mr. Junichi Miyakawa, the number of meetings reflects those held after his appointment on June 24, 2025. (Including 14 written resolutions mentioned in Note 1)

3. Regarding this proposal, the Audit and Supervisory Committee evaluated the execution of duties, career summary, and other relevant information of each selected candidate, and concluded that there are no particular matters to be stated at the General Meeting of Shareholders pursuant to the Companies Act.

Candidate No. 1	Ichiro Nakayama (Date of birth: September 21, 1969)	Reelection

	Career overview & position/role at the Company (status of important concurrent positions)
	Apr 2013: Representative Director, IDC Frontier Inc.
	Mar 2016: Executive Vice President, Ikyu Corporation
	Jun 2018: Representative Director, President and CEO , Corporate Officer of the Company (incumbent)
	Nov 2020: Director, Z Financial Corporation (current LY Corporation)
	Apr 2021: Managing Corporate Officer, Yahoo Japan Corporation (current LY Corporation)
	May 2022: Director, Fukuoka SoftBank HAWKS Corp. (incumbent)
	Nov 2023: Director, PayPay Bank Corporation
	Jul 2024: Representative Director and President, PayPay SC Corporation (incumbent)
Number of shares of the Company held 78 ADS(*)	**Reasons for nomination as a candidate director** Mr. Ichiro Nakayama has extensive experience in information and communications as well as IT industries, has extensive knowledge in the management of B2C business (consumer services), and has led the growth of our group as President & Representative Director, CEO, since our founding in 2018. Therefore, we have determined that he is the appropriate person for achieving sustained growth in our group corporate value, and we request his continued election as director.

(*) American Depositary Shares (ADSs)

The number of shares of the Company held represents the number of the Company's ADSs held as of March 31, 2026, rounded to the nearest whole number.

Candidate No. 2	**Takeshi Idezawa** (Date of birth: June 9, 1973)	Reelection

	Career overview & position/role at the Company (status of important concurrent positions)
	Apr 2007: CEO, livedoor Co., Ltd. (current NHN Techorus Corp.)
	Jan 2012: Director, General Manager of Web Service Division, NHN Japan Corporation
	(changed trade name to LINE Corporation in April 2013, current A Holdings Corporation)
	Apr 2014: Representative Director, COO, LINE Corporation (current A Holdings Corporation)
	Apr 2015: Representative Director, President and CEO, LINE Corporation (current A Holdings Corporation)
	Oct 2017: Representative Director, LINE Book Distribution Corporation
	Jul 2018: Representative Director, LINE Digital Frontier Corporation
	Feb 2021: Representative Director, President and CEO of LINE Corporation (current Z Intermediate Global Corporation)
	Mar 2021: Representative Director, Co-CEO, Z Holdings Corporation (current LY Corporation)
	Apr 2023: President & Representative Director, CEO, Marketing & Sales CPO, Z Holdings Corporation (current LY Corporation)
	Jun 2023: Director of the Company (incumbent)
	Oct 2023: President and Representative Director, CEO, LY Corporation (incumbent)
	Oct 2023: Director, Z Financial Corporation (current LY Corporation)

Number of shares of the Company held	**Reasons for nomination as a candidate director**
0	Mr. Takeshi Idezawa has a proven track record in reorganizing the former Livedoor Corporation business, with a broad knowledge and insight in management, such as through overseeing the management of the LINE group and the business integration of Z Holdings Corporation and LINE Corporation.
	Therefore, we have determined that he is the appropriate person for achieving sustained growth in our group corporate value, and we request his continued election as director.

Candidate No. 3	Yoshimitsu Goto (Date of birth: February 15, 1963)	Reelection



Career overview & position/role at the Company (status of important concurrent positions)

Apr 1987: Joined Yasuda Trust and Banking Co., Ltd. (current Mizuho Trust & Banking Co., Ltd.)

Jun 2000: Joined SoftBank Corp. (current SoftBank Group Corp.)

Apr 2006: Director, Vodafone K.K. (current SoftBank Corp.)

Jul 2012: Corporate Officer, Senior Vice President, SoftBank Corp. (current SoftBank Group Corp.)

Oct 2013: President & CEO and acting owner, Fukuoka SoftBank HAWKS Corp. (incumbent)

Jun 2014: Director, SoftBank Corp. (current SoftBank Group Corp.)

Jun 2015: Senior Vice President, SoftBank Corp. (current SoftBank Group Corp.)

Jun 2017: Senior Vice President, SoftBank Group Corp.

Apr 2018: Senior Vice President, CFO & CISO, SoftBank Group Corp.

Jun 2019: Director of the Company (incumbent)

Jun 2020: Director, Senior Vice President, CFO, CISO & CSusO, SoftBank Group Corp.

Nov 2020: Director, Corporate Officer, Senior Vice President, CFO, CISO, CSusO, SoftBank Group Corp.

Jun 2022: Director, Corporate Officer, Senior Vice President, CFO & CISO, SoftBank Group Corp.

Jun 2025: Director, Corporate Officer, Senior Vice President, CFO & CISO & GCO, SoftBank Group Corp.

Apr 2026: Director, Corporate Officer, Senior Vice President, CFO & CISO, SoftBank Group Corp. (incumbent)

Number of shares of the Company held	**Reasons for nomination as a candidate director**
0	Mr. Yoshimitsu Goto has extensive knowledge and experience in finance and business management, serving as, among others, the Director, Corporate Officer, Senior Vice President, CFO, and CISO of SoftBank Group Corp. and as President & CEO and acting owner of Fukuoka SoftBank HAWKS Corp. In addition, he has contributed significantly to the growth of our group since 2019 as a director of the Company. Therefore, we have determined that he is the appropriate person for achieving sustained growth in our group corporate value, and we request his continued election as director.

Candidate No. 4	Junichi Miyakawa (Date of birth: December 1, 1965)	Reelection



Career overview & position/role at the Company (status of important concurrent positions)

Dec 1991: Representative Director & President, KK Momotaro Internet

Jun 2000: Representative Director & President, Nagoya Metallic Communications Corp. (current SoftBank Corp.)

Jan 2002: Representative Director & President, Tokyo Metallic Communications Corp. (current SoftBank Corp.)

Jan 2002: Representative Director & President, Osaka Metallic Communications Corp. (current SoftBank Corp.)

Apr 2002: Representative Director & President, DTH Marketing Corp. (current SoftBank Corp.)

Aug 2003: Director, SOFTBANK BB Corp. (current SoftBank Corp.)

Apr 2006: Director & Executive Vice President (CTO), Vodafone K.K. (current SoftBank Corp.)

Jun 2007: Director, Executive Vice President & CTO, SoftBank Corp.

Nov 2014: Director & Senior Managing Corporate Officer, SoftBank Corp.

Nov 2014: Technical Chief Operating Officer, Sprint Corporation (current Sprint LLC)

Apr 2015: Senior Managing Director, SoftBank Corp.

Aug 2015: Senior Technical Advisor, Sprint Corporation (current Sprint LLC)

Apr 2017: Senior Managing Director & CTO, SoftBank Corp.

Dec 2017: President and CEO, HAPS Mobile Inc. (current SoftBank Corp.)

Apr 2018: Representative Director, Executive Vice President & CTO, Technology Unit Head and Technology Strategy Unit Head, SoftBank Corp.

Jan 2019: President and CEO, MONET Technologies Inc.

Apr 2021: Representative Director, President & CEO, SoftBank Corp. (incumbent)

Jun 2021: Director, A Holdings Corporation

Jun 2022: Director, MONET Technologies Inc.

Apr 2025: Representative Director, A Holdings Corporation (incumbent)

Jun 2025: Director of the Company (incumbent)

Number of shares of the Company held	Reasons for the nomination as a candidate for director
0	Mr. Junichi Miyakawa has extensive experience and broad expertise in management, having served as the Representative Director and CEO of SoftBank Corp. and as president of group companies. He also possesses deep knowledge of cutting-edge technology through his contributions as a business unit head in the technology domain, aiding the growth of SoftBank Corp. Therefore, we have determined that he is the appropriate person for achieving sustained growth in our group corporate value, and we request his continued election as director.

Candidate No. 5	Fumiya Takasu (Date of birth: November 18, 1972)	New Appointment

	Career overview & position/role at the Company (status of important concurrent positions)
	Apr 1996: Joined OMRON MICROCOMPUTER SYSTEMS CO., LTD. (currently SoftBank Group Corp.)
	Apr 1999: Joined SOFTBANK Corp. (currently SoftBank Group Corp.)
	Jul 2018: Vice President, Head of Consumer Strategy Division, Consumer Sales Unit, SoftBank Corp.
	Oct 2018: Vice President, Head of Sales Strategy Division and Customer Care & Operation Division, Consumer Sales Unit, SoftBank Corp.
	Apr 2019: President & CEO, SB Mobile Service Corp. (incumbent)
	Jun 2022: Senior Vice President, Consumer Business Unit (Sales Strategy/Customer Care & Operation Officer), SoftBank Corp.
	Jun 2023: Director, SB Power Corp.
	Jun 2024: Director, SB Media Holdings Corp. (incumbent)
	Jun 2024: Director, RBJ Corp. (incumbent)
	Dec 2024: President & CEO, SB Power Corp.
	Apr 2026: Senior Vice President, Deputy Head of Consumer Business Unit, SoftBank Corp. (incumbent)
	Apr 2026: Director, SB Power Corp. (incumbent)

Number of shares of the Company held	**Reasons for the nomination as a candidate for director**
0	Mr. Fumiya Takasu has held a number of key positions in consumer sales and consumer strategy at SoftBank Corp., and possesses extensive experience and a proven track record in these fields. The Company has determined that he is an appropriate candidate to contribute to the sustainable enhancement of the corporate value of the Group, and therefore proposes his new appointment as a Director. Therefore, we request his appointment as a new director.

(Notes) 1. There are no special interests between each candidate and the Company.

2. Pursuant to Article 427, Paragraph 1 of the Companies Act, we have entered into contracts with Mr. Takeshi Idezawa, Mr. Yoshimitsu Goto, and Mr. Junichi Miyakawa to limit their liability for damages as stipulated in Article 425, Paragraph 1 of the same act, up to the minimum liability limit. If the appointments or reappointments of Mr. Fumiya Takasu, Mr. Takeshi Idezawa, Mr. Yoshimitsu Goto, and Mr. Junichi Miyakawa are approved as proposed, we plan to enter into or continue similar contracts with each director candidate.

3. The Company has obtained directors and officers liability insurance, under an insurance policy in which its parent company, SoftBank Group Corp., is the policyholder, covering the Company's directors and officers as insured persons. This insurance policy is intended to cover damages that may arise when an insured director assumes liability in connection with the performance of their duties or is subject to claims pursuing such liability. The full amount of the insurance premiums for its directors and officers is borne by the Company; however, damages arising from willful misconduct or gross negligence are excluded from coverage. If this proposal is approved as proposed, each candidate will be included as an insured under such insurance policy.

4. Pursuant to Article 430-2, Paragraph 1 of the Companies Act, the Company has entered into indemnification agreements with all of its directors, under which the Company shall indemnify, within the scope permitted by laws and regulations, any costs and losses incurred as a result of a director assuming liability in connection with the performance of their duties or

being subject to claims pursuing such liability. If this proposal is approved as proposed, each candidate is expected to become a party to such indemnification agreement.

Skills Matrix

◎:Primary skill, ●:Secondary skill

Name	Position	Manage-ment	Finance/ Accounting	Technology	Legal/ Risk Manage-ment	Human Resources/ Talent Develop-ment	Sales/ Marketing	Global/ Diversity
Ichiro Nakayama	President, Representative Director, CEO and Corporate Officer	◎		●				●
Takeshi Idezawa	Director	◎		●				●
Yoshimitsu Goto	Director	●	◎					●
Junichi Miyakawa	Director	◎		●				●
Fumiya Takasu	Director	●				●	◎	
Yasuyoshi Karasawa	Independent Outside Director	◎	●		●			
Paul Yonamine	Independent Outside Director	◎		●				●
Hiroko Kono	Independent Outside Director		●			◎		●
Hiroto Kaneko	Independent Outside Director	●	◎					●

8th Fiscal Year

Business Report

$$\begin{bmatrix} \text{From} & 2025 & \text{April} & 1 \\ \text{To} & 2026 & \text{March} & 31 \end{bmatrix}$$

PayPay Corporation

Business Report for the Eighth Fiscal Year

$$\begin{bmatrix} \text{From} & 2025 & \text{April} & 1 \\ \text{To} & 2026 & \text{March} & 31 \end{bmatrix}$$

I. Current State of PayPay Corporation (the Company)

1. Business Progress and Results

① Business Environment and Overview

Since our establishment in June 2018, as a leading company in Japan's cashless payment market, we have primarily provided code payment services to "PayPay" users and merchants. In the current consolidated fiscal year, we made PayPay Securities Corporation a consolidated subsidiary on April 1, 2025, and PayPay Bank Corporation a consolidated subsidiary on April 11 of the same year[*1]. As a result, in addition to our conventional payment business, we have expanded our financial business in earnest, evolving into a "digital financial platform" that seamlessly connects everything from daily payments to deposits, loans, and asset building.

Looking at the business environment, the Japanese economy experienced a gradual recovery trend, driven by a pickup in personal consumption backed by improvements in the employment and income environment, as well as an expansion in capital investment accompanying solid corporate earnings. The cashless market also continues to expand. According to a survey by the Ministry of Economy, Trade and Industry, the cashless payment ratio in 2025 reached 58%, making steady progress toward the government's target (65% by 2030), and its importance as a social infrastructure is increasing further. On the financial front, following the implementation of phased additional interest rate hikes by the Bank of Japan, it was a year in which rising market interest rates and exchange rate fluctuations affected the real economy. Meanwhile, overseas, the outlook remained uncertain due to prolonged geopolitical risks and uncertainties surrounding trade policies, primarily in the United States.

② Overview of Financial Results for the Current Fiscal Year

Against this backdrop, the number of PayPay registered users reached 73.4 million as of the end of March 2026, steadily growing by 7% year-on-year. This accounts for over 70% of smartphone users in Japan[*2]. Backed by this robust user base, consolidated total revenue was JPY 380.7 billion (up 27% year-on-year), and consolidated adjusted EBITDA[*3] was JPY 111.1 billion (adjusted EBITDA margin of 29%), achieving steady progress in both growth and profitability.

■ Payment Segment

Driven by convenience improvements such as the continuous refinement of the UI/UX and the expansion of use cases, both the number of monthly transacting users (MTU) and the Payment Segment Monthly Gross Merchandise Value (GMV) per MTU increased steadily. As a result, GMV for the payment segment reached JPY 19 trillion (up 24% year-on-year), and the total revenue was JPY 311.2 billion (up 25% year-on-year), showing strong performance. In particular, at PayPay Card Corporation, the number of active cards issued reached 16.86 million (up 22% year-on-year), and the financing balance reached JPY 535.4 billion (up 23% year-on-year). Along with this, the use of "PayPay Credit" expanded, growing to account for 24% of the total GMV of the payment business in the current consolidated fiscal year. Regarding expenses, while continuing strategic sales promotion campaigns such as the "Super PayPay Festival," cost increases were kept under control at 13% year-on-year increase compared to revenue growth, thanks to improvements in operational efficiency.

■ Financial Service Segment

In the financial business, although it was the first year of full-scale rollout, the number of accounts for both PayPay Bank Corporation and PayPay Securities Corporation increased by 1.03 million and 360,000, respectively, steadily expanding the customer base. In particular, for PayPay Bank Corporation, the release of multiple new products led to a significant increase in the balance of deposits[*4] to JPY 2.3 trillion (up 23% year-on-year) and the balance of loan to JPY 1.2 trillion (up 34% year-on-year). Along with this, the interest income for the entire financial business was JPY 32.7 billion, contributing to an increase in total revenue. As a result of these factors, the total revenue for the segment was JPY 72.4 billion (up 35% year-on-year). Regarding expenses, as a result of both companies' efforts to control operational costs, the expense ratio for the entire financial business improved significantly.

③ Strategic Topics

To accelerate medium- to long-term growth and global market expansion, we promoted the following measures:

- **September 2025:** Acquired a 40% stake in Binance Japan Inc., making it an equity-method affiliate.
- **February 2026:** Announced a business alliance with Visa Inc. in the United States.
- **March 2026:** Listed on the Nasdaq Stock Market in the United States.

*1. Regarding subsidiaries acquired through transactions under common control, the pooling of interests method is used for accounting as a transaction under common control conducted in the presence of non-controlling interests, and this accounting treatment has been applied retrospectively.

*2. Calculated by multiplying the total population of Japan (5 years or older) by the smartphone ownership rate in the "Telecommunication Trends Survey Results" (as of the end of August 2024) published by the Ministry of Internal Affairs and Communications on May 30, 2025.

*3. Adjusted EBITDA is defined as profit for the year (period) plus income tax expense (benefit), share of loss of investments accounted for using the equity method, depreciation and amortization, loss on disposal of property and equipment and intangible assets, share-based payment expense, amortization of contract cost, listing-related expenses, M&A-related expenses and net interest expense (income) from corporate borrowings and treasury assets. Share of profit of investments accounted for using the equity method includes share of loss of a joint venture accounted for using the equity method.

*4. Sum of demand deposits and time deposits

2. Information about Capital Investments

Capital investments in the current consolidated fiscal year totaled JPY 24,192 million (of which tangible fixed assets were JPY 6,369 million and intangible assets were JPY 17,823 million). This was mainly due to capital investments associated with software development and other business activities.

3. Status of Financing

The Company received aggregate payments of JPY 105.7 billion from SoftBank Corp., LY Corporation, and SVF II Piranha (DE) LLC on April 10, 2025, as financing for the acquisition of PayPay Bank Corporation, and issued ordinary shares to each of them.

In addition, on April 4, 2025, SVF II Piranha (DE) LLC exercised all of its Series 1 stock options of the Company and converted them into ordinary shares. As a result, the Company received payments totaling JPY 15.9 billion.

During the current fiscal year, the Company raised a total of JPY 94.6 billion in funds through an initial public offering of American Depositary Shares (ADSs) in the United States, our listing on the Nasdaq Global Select Market, and a domestic offering of a portion of the ADSs in Japan.

4. Issues to be Addressed by the Company

   As a platform leading social transformation through the power of technology, we aim to realize a digital financial platform in the payment and financial domains that naturally blends into daily life like air and water, contributing to the improvement of people's quality of life. To realize this goal, we recognize that it is essential to flexibly respond to changes in the business environment while continuously providing services that combine innovation and safety. In particular, with our massive user base and transaction volume, we are a part of the social infrastructure, having been designated as a "Specified Essential Infrastructure Service Provider" by the government in November 2023, and we consider it extremely important to fulfill our responsibilities in this role.

   As Japan's cashless payment ratio has reached 58% and the number of the Company's registered users expanded to 73.4 million as of the end of March 2026, equivalent to more than 70% of smartphone users in Japan, the Company has steadily evolved into a service platform that seamlessly connects payments and finance. In March 2026, the Company listed on the U.S. Nasdaq Stock Market and strengthened its access to capital markets. Going forward, in order to further maximize corporate value and achieve sustainable growth, the Company will address the following matters as its most important issues.

   ① Growth of Payments and Finance
      Following our listing on the U.S. Nasdaq Stock Market, as a driving force in promoting cashless payments—a national policy—we recognize that maintaining high growth is an important mission for our stakeholders, including our shareholders. Our core payment business continues to expand backed by an overwhelming user base, accounting for approximately 1 in 5 of the number of cashless payments transactions made in Japan, and consolidated GMV in the current fiscal year has grown to over JPY 19 trillion. Going forward, we will further accelerate cross-selling initiatives to seamlessly connect this robust user base to financial services such as banking and securities, striving to diversify our revenue base. Furthermore, to respond to social demands as a financial institution, we have positioned the expansion of users who have completed identity verification (eKYC) as a key measure. As of March 2026, the number of eKYC users reached over 40.0 million, a scale that accounts for the majority of our registered users. This has further enabled us to provide advanced financial services that achieve both safety and convenience.

      On the other hand, along with the expansion of financial services and strengthened cooperation with group companies, the scope and complexity of the risks faced by our Group are increasing. To address this situation, we must ensure thorough individual risk management tailored to the characteristics of each business, while simultaneously advancing a cross-group risk management posture that includes credit risk, market risk, liquidity risk, and other financial risks. As a listed company and a "Specified Essential Infrastructure Service Provider," we will firmly maintain a high-level governance and compliance structure, strive to secure trust from society, and build a sustainable management foundation.

   ② Enhancing Service Resilience and Security Posture
      As a business operator playing a role in the social infrastructure, we are required to continue providing services stably not only during normal times but also in the event of system failures, cyber-attacks, wide-area disasters, and other emergencies. Therefore, we will proceed with ensuring system stability, improving our ability to respond to failures, developing a business continuity posture, and advancing information security measures.
      Moreover, with the expansion of our service scale, the growing sophistication of our system architecture, and the progress of group-based business alliances, the impact of failures and security incidents, should they materialize, has become more significant. For this reason, we will grasp the location and importance of risks in a timely and appropriate manner, prioritize them according to their degree of impact, and proceed to develop our posture across the phases of prevention, detection, response, and recovery. At the same time, we will work to improve our management standards with an eye on the entire supply chain, including outsourced vendors.

③ Advancement of Financial Crime Countermeasures (AML/CFT, Proliferation Financing, and
Anti-Fraud Measures)
From the perspe

5. Information about Assets and Profit (Loss) of the Corporate Group

Category		5th Fiscal Year 2022	6th Fiscal Year 2023	7th Fiscal Year 2024 [Previous Fiscal Year]	8th Fiscal Year 2025 [Current Fiscal Year]
Total revenue	(JPY million)	201,194	254,611	299,078	380,662
Profit before tax	(JPY million)	(20,548)	11	34,961	79,945
Profit for the period attributable to owners of the parent company	(JPY million)	(25,856)	(3,350)	36,170	115,034
Basic earnings per share	(JPY)	(58.67)	(6.09)	65.76	180.42
Total assets	(JPY million)	3,288,268	3,806,382	4,042,105	5,176,012
Equity attributable to owners of the parent company	(JPY million)	72,057	65,162	99,895	394,179

Regarding subsidiaries acquired through transactions under common control, the pooling of interests method is used for accounting as a transaction under common control conducted in the presence of non-controlling interests, and this accounting treatment has been applied retrospectively. Therefore, the information about assets and profit (loss) from the 5th fiscal year onwards shows adjusted figures to retroactively consolidate the financial statements of PayPay Card Corporation, PayPay Securities Corporation, PayPay Bank Corporation, and their respective subsidiaries.

The Company implemented a 200-for-1 stock split of its ordinary shares with an effective date of November 15, 2025. The impact of this stock split has been retrospectively reflected for all periods in the "Basic net income per share" in this table. This stock split does not affect the amount of share capital, etc.

6. Status of Important Parents and Subsidiaries

① Parents and Other Affiliated Companies

Name	Number of Shares Held	Capital Contribution Ratio
SoftBank Group Corp.	0 shares	90.6% (90.6%)
SoftBank Corp.	51,043,400 shares	62.2% (54.6%)
LY Corporation	51,043,400 shares	54.6% (47.1%)
B Holdings Corporation	318,721,600 shares	47.1%
SVF II Piranha (DE) LLC	192,829,840 shares	28.5%

Figures in parentheses under "Capital Contribution Ratio" indicate the percentage of indirect ownership.



Ownership Structure（Voting Rights Basis）

② Matters Regarding Transactions with the Parents and Others
  (1) Matters taken into consideration so as not to damage the interests of the Company when entering into said transactions
      The Company has no business transactions with SoftBank Group Corp., B Holdings Corporation, or SVF II Piranha (DE) LLC.
      We have business outsourcing transactions with SoftBank Corp. and LY Corporation regarding work related to the granting of balance to users in various promotional activities, including both companies' use of the payment system as PayPay merchants. In executing said transactions, attention is paid to the necessity of the transactions as well as ensuring that the conditions of the transactions have no significant difference between transactions with third parties, and decisions are made fairly and appropriately.
      In addition, regarding the allocation of new share issuances and the acquisition of shares, decisions are made after examining the appropriateness of the prices based on the results of share valuation by third parties.
  (2) Judgement and rationale by the Board of Directors on whether said transactions will cause harm to the Company's interests
      As stated in (1) above, for regular transactions with SoftBank Corp. and LY Corporation, their necessity and the appropriateness of the transaction conditions are ensured.
      Furthermore, regarding the allocation of shares and the acquisition of shares, the objectivity and appropriateness of the prices are ensured based on the results of share valuation by third parties. Therefore, the Board of Directors has determined that these transactions will not cause damage to the Company's interests.
  (3) Opinions of outside directors if they conflict with the judgement of the Board of Directors
      Not applicable.

③ Overview of Contracts regarding Important Financial and Business Policies with the Parent Company
   The Company has concluded an "Agreement on Company Operations" with its parent company, B Holdings Corporation, agreeing that prior approval from the parent company is required for the disposal of assets equivalent to one-fifth or more of consolidated total assets, the issuance of new shares that would result in the parent company's voting rights ratio falling to 50% or below, and other such matters.

④ Status of Important Subsidiaries

Name	Capital Contribution Ratio	Main Businesses
PayPay Card Corporation	100%	Credit card business
PayPay India Private Limited	100% (0.002%)	Information service business
PayPay Bank Corporation	75.5%	Banking business
PayPay Securities Corporation	75.2%	Securities business
PPSC Investment Service Corporatio	75.2% (75.2%)	Point investment service business
Credit Engine, Inc.	100%	Information service business
LENDY Servicing, Inc.	100% (100%)	Debt collection business
CE Asset, Inc.	100% (100%)	Debt collection business

(Note)
1. Figures in parentheses under "Capital Contribution Ratio" indicate the percentage of indirect ownership.
2. There are no subsidiaries that qualify as specified wholly owned subsidiaries.

7. Main Businesses
   Development/provision of e-payment services such as mobile payments

8. Main Offices
   ① The Company

Headquarters	Chiyoda-ku, Tokyo
Head Office	Shinjuku-ku, Tokyo
Tokyo Office	Shinjuku-ku, Tokyo
Kashiwa Office	Kashiwa City, Chiba Prefecture
Yokohama Office	Nishi-ku, Yokohama City, Kanagawa Prefecture
Saitama Office	Omiya-ku, Saitama City, Saitama Prefecture
Sapporo Office	Chuo-ku, Sapporo City, Hokkaido
Morioka Office	Morioka City, Iwate Prefecture
Sendai Office	Aoba-ku, Sendai City, Miyagi Prefecture
Takasaki Office	Takasaki City, Gunma Prefecture
Kanazawa Office	Kanazawa City, Ishikawa Prefecture
Shizuoka Office	Aoi-ku, Shizuoka City, Shizuoka Prefecture
Nagoya Office	Nakamura-ku, Nagoya City, Aichi Prefecture
Osaka Office	Kita-ku, Osaka City, Osaka Prefecture
Kyoto Office	Nakagyo-ku, Kyoto City, Kyoto Prefecture
Kobe Office	Chuo-ku, Kobe City, Hyogo Prefecture
Okayama Office	Kita-ku, Okayama City, Okayama Prefecture
Takamatsu Office	Takamatsu City, Kagawa Prefecture
Hiroshima Office	Naka-ku, Hiroshima City, Hiroshima Prefecture
Fukuoka Office	Hakata-ku, Fukuoka City, Fukuoka Prefecture
Kagoshima Office	Kagoshima City, Kagoshima Prefecture
Okinawa Office	Naha City, Okinawa Prefecture
Kitakyushu Center	Kokura Kita-ku, Kitakyushu City, Fukuoka Prefecture
Sapporo Center	Kita-ku, Sapporo City, Hokkaido
Fukuoka Center	Hakata-ku, Fukuoka City, Fukuoka Prefecture

   ② Main Consolidated Subsidiaries

PayPay Card Corporation	Chiyoda-ku, Tokyo
PayPay India Private Limited.	Gurugram, Republic of India
PayPay Bank Corporation	Shinjuku-ku, Tokyo
PayPay Securities Corporation	Shinjuku-ku, Tokyo
PPSC Investment Service Corporation	Shinjuku-ku, Tokyo
Credit Engine, Inc.	Minato-ku, Tokyo
LENDY Servicing, Inc.	Shinjuku-ku, Tokyo
CE Asset, Inc.	Shinjuku-ku, Tokyo

9. Employees
   ① Status of Employees of the Corporate Group

Segment Name	Number of employees
Payment Segment	3,529
Financial Service Segment	1,038
Total	4,567

(Note) The number of employees represents the number of working personnel, excluding those seconded from the Company Group to outside the Company Group, but including those seconded from outside the Company Group to the Company Group.

② Status of the Submitting Company

Number of employees	Increase/decrease from the end of the previous fiscal year	Average age	Average years of service
1,994	+121	37.4	3.39

(Note) All employees belong to the "Payment Segment."
1. The number of employees represents the number of working personnel, excluding those seconded from the Company to outside the Company, but including those seconded from outside the Company to the Company.
2. Starting from the current fiscal year, the method for calculating the number of employees has been changed from the number of enrolled employees to the number of full-time equivalents.

10. Major Lenders
The Group's major lenders and outstanding borrowing amounts as of March 31, 2026, are as follows:
(Unit: JPY million)

Lender	Outstanding borrowing amount
Bank of Japan	101,900
Mizuho Bank, Ltd.	80,000
Mizuho Trust & Banking Co., Ltd.	60,000
Sumitomo Mitsui Banking Corporation	60,000
Central Tanshi Co., Ltd.	57,235

In addition to the above, as of March 31, 2026, there is an outstanding commercial paper balance of JPY 73,000 million.

11. Policy on the Exercise of Authority when the Articles of Incorporation Stipulate that the Board of Directors shall Decide on the Dividends of Surplus, etc.
Although the Company recognizes that maximizing shareholder returns is one of its most critical responsibilities, we have not paid dividends since our founding, including the fiscal year in question, because we are currently in the process of growth and believe it is important to have adequate retained earnings for the long-term stability of our business foundation and the continued expansion and development of our business. The Company's policy going forward is to determine dividends of surplus by comprehensively taking into consideration its business performance, financial condition, future business, investments, and other such factors. However, at this time, the possibility and timing of paying out dividends have not yet been determined.

II. Matters Concerning the Shares of the Company

1. Issuable Authorized Shares, Total Number of Outstanding Shares, and Number of Shareholders

Category	Issuable Authorized Shares	Total Number of Outstanding Shares	Number of Shareholders
Ordinary shares	1,600,000,000 shares	676,955,535 shares	5

2. Major Shareholders

Shareholder	Status of Investment in the Company	
	Number of Shares Held	Capital Contribution Ratio
B Holdings Corporation	318,721,600 shares	47.1%
SVF II Piranha (DE) LLC	192,829,840 shares	28.5%
THE BANK OF NEW YORK MELLON AS DEPOSITARY BANK FOR DEPOSITARY RECEIPT HOLDERS	63,317,295 shares	9.4%
SoftBank Corp.	51,043,400 shares	7.5%
LY Corporation	51,043,400 shares	7.5%

(Notes)
1. The capital contribution ratio indicates the percentage of direct ownership.
2. THE BANK OF NEW YORK MELLON AS DEPOSITARY BANK FOR DEPOSITARY RECEIPT HOLDERS is the nominal shareholder for THE BANK OF NEW YORK MELLON, the depositary bank for the Company's American Depositary Shares (ADSs).
3. Status of Shares Issued to Corporate Officers as Compensation for the Execution of Their Duties during the Current Fiscal Year
   No Company shares were issued to the Company's corporate officers as compensation for the execution of their duties during the current fiscal year.
4. Other Important Matters Concerning Shares
   The Company implemented a 200-for-1 stock split of its ordinary shares with an effective date of November 15, 2025.

III. Matters Concerning the Company's Share Acquisition Rights

The Company implemented a 200-for-1 stock split of its ordinary shares with an effective date of November 15, 2025. Accordingly, the number of shares underlying the share acquisition rights, the exercise price, and other related matters have been adjusted, and the following information is presented on an adjusted basis.

1. Matters Concerning Share Acquisition Rights, etc. Held by Officers that Were Granted as Compensation for the Execution of Their Duties

48th Allocation of Share Acquisition Rights	
Date of allocation	May 31, 2025
Number of share acquisition rights	1,100
Number of holders Directors of the Company (excluding Directors who are Audit and Supervisory Committee Members and Outside Officers)	1
Class and number of shares to be issued upon exercise of share acquisition rights	200 ordinary shares of the Company (200 shares per share acquisition right)
Amount to be paid in exchange for share acquisition rights	Not required
Exercise price of share acquisition rights	JPY 1,300 per share
Period during which share acquisition rights may be exercised	From April 25, 2027 to April 23, 2035
Major conditions for exercising share acquisition rights	①　Holders of share acquisition rights may exercise these share acquisition rights only when the Company's shares are listed on a domestic stock exchange or foreign stock exchange. However, during the periods listed in (a) to (e) below, the number of share acquisition rights that the holder may exercise shall be limited to the numbers specified in each of (a) to (e) below. If 20% of the allocated share acquisition rights is not an integer, for (a) to (d) below, the limit shall be up to the sum of (i) the number obtained by multiplying the number calculated by rounding down 20% of the allocated share acquisition rights to the nearest integer by the factor (1 for (a), 2 for (b), 3 for (c), and 4 for (d)), and (ii) the smaller of the remainder obtained by dividing the number of allocated share acquisition rights by 5 and the aforementioned factor. (a)　From the start date of the exercise period to April 28, 2028: Up to 20% of the allocated share acquisition rights (b)　For one year from the day following the end of the period listed in (a): Up to 40% of the allocated share acquisition rights, inclusive of the share acquisition rights exercised during the period listed in (a) above (c)　For one year from the day following the end of the

	period listed in (b): Up to 60% of the allocated share acquisition rights, inclusive of the share acquisition rights exercised during the periods listed in (a) and (b) above
	(d) For one year from the day following the end of the period listed in (c): Up to 80% of the allocated share acquisition rights, inclusive of the share acquisition rights exercised during the periods listed in (a), (b), and (c) above
	(e) From the day following the end of the period listed in (d) to the end of the exercise period: Up to 100% of the allocated share acquisition rights, inclusive of the share acquisition rights exercised during the periods listed in (a), (b), (c), and (d) above
	② Holders of share acquisition rights must be directors, corporate officers, corporate auditors, or employees of the Company or its subsidiaries at the time of exercising the share acquisition rights. However, this shall not apply in the event of retirement due to expiration of term of office, mandatory retirement age, or other justifiable reasons recognized by the Board of Directors.
	③ Notwithstanding the items above, the holders of share acquisition rights may not exercise all the remaining share acquisition rights if any of the following events occurs between the allotment date of these share acquisition rights and the expiration date of the exercise period. If the price specified in each of the following items is determined in a currency other than Japanese yen, it shall be the amount converted into Japanese yen at the telegraphic transfer middle rate published by Mizuho Bank, Ltd. at the end of business hours on the bank business day preceding the day on which the event that may fall under each of the following items occurs (if for any reason such exchange rate is not published, the exchange rate reasonably determined by the Company on the preceding banking business day; decimals shall be rounded down).
	(a) In the event of the issuance or disposal of the Company's ordinary shares at a price below the exercise price of these share acquisition rights. (Except in the event that the amount to be paid in for such shares is at a price that is deemed to be different from the value of the Company's ordinary shares at the time of said issuance or disposal (including cases where the shares are issued at a "particularly favorable amount" as defined in Article 199, Paragraph 3 and Article 200, Paragraph 2 of the Companies Act, and cases where the shares are allocated to shareholders) and in the event that the Company's ordinary shares are issued or disposed of upon exercise of share acquisition rights.)
	(b) When new share acquisition rights are issued with an exercise price that is lower than the exercise price

	of these share acquisition rights (except when such share acquisition rights are issued with an exercise price set at a price different from the value of the Company's ordinary shares at the time such share acquisition rights are issued). (c)　If, during the period when the Company's ordinary shares, which are the subject of these share acquisition rights, are listed on any domestic stock exchange or foreign stock exchange, the closing price of the Company's ordinary shares in ordinary transactions on said stock exchanges, or a price equivalent to such closing price, falls below the exercise price of these share acquisition rights.

49th Allocation of Share Acquisition Rights	
Date of allocation	May 31, 2025
Number of share acquisition rights	1,270
Number of holders Directors of the Company (excluding Directors who are Audit and Supervisory Committee Members and Outside Officers)	1
Class and number of shares to be issued upon exercise of share acquisition rights	200 ordinary shares of the Company (200 shares per share acquisition right)
Amount to be paid in exchange for share acquisition rights	Not required
Exercise price of share acquisition rights	JPY 1
Period during which share acquisition rights may be exercised	From June 1, 2025 to May 31, 2045
Major conditions for exercising share acquisition rights	①　Holders of share acquisition rights may exercise these share acquisition rights only when the Company's shares are listed on a domestic stock exchange or foreign stock exchange. ②　If a holder of share acquisition rights retires or resigns from any position as a director or an executive officer based on a mandate agreement for business execution of the Company's subsidiaries prior to the exercise of the share acquisition rights, the holder may not exercise the share acquisition rights unless such retirement or resignation is due to expiration of term of office, mandatory retirement age, death, retirement for company reasons, retirement for personal reasons (excluding cases of changing jobs to a competitor unless approved by the Company or assuming a position or gaining employment at the Company's request), or other justifiable reasons. In addition, if there is such a justifiable reason, the holder may exercise the share

	acquisition rights only within 10 days from the day following the date on which all positions as a director or an executive officer based on a mandate agreement for business execution of the Company or its subsidiaries terminate, and may not exercise the share acquisition rights after such deadline.

③ Notwithstanding the items above, the holders of share acquisition rights may not exercise all the remaining share acquisition rights if any of the following events occurs between the listing of the Company's shares, etc. on a domestic stock exchange or foreign stock exchange and the expiration date of the exercise period of these share acquisition rights.

(a) In the event of the issuance or disposal of the Company's ordinary shares at a price below the Specified Price (JPY 1,300; the same applies hereinafter). (Except in the event that the amount to be paid in for such shares is at a price that is deemed to be different from the value of the Company's ordinary shares at the time of said issuance or disposal (including cases where the shares are issued at a "particularly favorable amount" as defined in Article 199, Paragraph 3 and Article 200, Paragraph 2 of the Companies Act, and cases where the shares are allocated to shareholders), and in the event of the issuance or disposal of the Company's ordinary shares upon exercise of share acquisition rights, or in the event of an issuance or disposal of the Company's ordinary shares upon exercise of a right to request the acquisition of shares of a class other than ordinary shares or upon triggering the acquisition provision for such shares, or in the event of an issuance or delivery of the Company's ordinary shares due to a merger, corporate split, share exchange, or share delivery.)

(b) When new share acquisition rights are issued with an exercise price that is lower than the Specified Price (except when such share acquisition rights are issued with an exercise price set at a price different from the value of the Company's ordinary shares at the time such share acquisition rights are issued).

(c) If, during the period when Company Shares, etc. are listed on any domestic stock exchange or foreign stock exchange, the closing price of the Company's ordinary shares in ordinary transactions on said stock exchanges, or a price equivalent to such closing price, falls below the Specified Price.

④ Holders of share acquisition rights shall immediately lose the right to exercise these share acquisition rights if they fall under any of the following while serving as a director or an executive officer based on a mandate agreement for business execution of the Company or its subsidiaries:

(a) If they fall under any of the reasons for disqualification stipulated in Article 331, Paragraph

<table>
<tr>
<td></td>
<td>1, Item 3 and Item 4 of the Companies Act.
(b) If they engage in competing transactions as stipulated in Article 356, Paragraph 1, Item 1 of the Companies Act without undergoing the necessary procedures under the Companies Act.
(c) If they engage in conflict-of-interest transactions as stipulated in Article 356, Paragraph 1, Item 2 or Item 3 of the Companies Act without undergoing the necessary procedures under the Companies Act.
(d) If they are sentenced to imprisonment without work or a heavier penalty.
(e) If they commit acts that damage the social credibility of the Company, its subsidiaries, or affiliated companies, or other acts deemed to be acts of betrayal against the Company, its subsidiaries, or affiliated companies.
(f) If the Board of Directors deems it inappropriate to allow the exercise of the rights in light of the purpose of granting these share acquisition rights.</td>
</tr>
</table>

2. Matters Concerning Share Acquisition Rights, etc. Issued to Employees, etc. as Compensation for the Execution of Their Duties during the Current Fiscal Year

<table>
<tr>
<td colspan="2">47th Allocation of Share Acquisition Rights</td>
</tr>
<tr>
<td>Date of allocation</td>
<td>May 31, 2025</td>
</tr>
<tr>
<td>Number of share acquisition rights</td>
<td>38,127</td>
</tr>
<tr>
<td>Number of persons to whom they were granted
Employees of the Company (excluding those who concurrently serve as officers of the Company)
Officers and employees of the Company's subsidiaries (excluding those who concurrently serve as officers or employees of the Company)</td>
<td>1,176

78</td>
</tr>
<tr>
<td>Class and number of shares to be issued upon exercise of share acquisition rights</td>
<td>200 ordinary shares of the Company (200 shares per share acquisition right)</td>
</tr>
<tr>
<td>Amount to be paid in exchange for share acquisition rights</td>
<td>Not required</td>
</tr>
<tr>
<td>Exercise price of share acquisition rights</td>
<td>JPY 1,300 per share</td>
</tr>
<tr>
<td>Period during which share acquisition rights may be exercised</td>
<td>From April 25, 2027 to April 23, 2035</td>
</tr>
<tr>
<td>Major conditions for exercising share acquisition rights</td>
<td>① Holders of share acquisition rights may exercise these share acquisition rights only when the Company's shares are listed on a domestic stock exchange or foreign stock exchange. However, during the periods set forth in (a) to (e) below, the number of share acquisition rights exercisable by the holders of the</td>
</tr>
</table>

	share acquisition rights shall be limited to the numbers prescribed in (a) to (e) below respectively. If 20% of the number of allotted share acquisition rights is not an integer, for (a) to (d) below, the limit shall be up to the sum of (i) the number obtained by multiplying the number resulting from rounding down 20% of the number of allotted share acquisition rights to the nearest integer by the multiplier (1 for (a), 2 for (b), 3 for (c), and 4 for (d)), and (ii) the lesser of the remainder obtained by dividing the number of share acquisition rights allotted to the holder of the share acquisition rights by 5, and the aforementioned multiplier.
	(a) From the start date of the exercise period to April 28, 2028: Up to 20% of the allotted number of share acquisition rights
	(b) One year from the day following the end of the period set forth in (a): Up to 40% of the allotted number of share acquisition rights, combined with the share acquisition rights exercised during the period set forth in (a) above
	(c) One year from the day following the end of the period set forth in (b): Up to 60% of the allotted number of share acquisition rights, combined with the share acquisition rights exercised during the periods set forth in (a) and (b) above
	(d) One year from the day following the end of the period set forth in (c): Up to 80% of the allotted number of share acquisition rights, combined with the share acquisition rights exercised during the periods set forth in (a), (b), and (c) above
	(e) From the day following the end of the period set forth in (d) to the end of the exercise period: Up to 100% of the allotted number of share acquisition rights, combined with the share acquisition rights exercised during the periods set forth in (a), (b), (c), and (d) above
	② Holders of share acquisition rights must be directors, executive officers, corporate auditors, or employees of the Company or its subsidiaries at the time of exercising the share acquisition rights. However, this shall not apply in the event of retirement due to expiration of term of office, mandatory retirement age, or other justifiable reasons recognized by the Board of Directors.

48th Allocation of Share Acquisition Rights	
Date of allocation	May 31, 2025
Number of share acquisition rights	1,575

Number of persons to whom share acquisition rights were granted
  Employees of the Company (excluding those concurrently serving as officers of the Company)
  Officers and employees of the Company's subsidiaries (excluding those concurrently serving as officers or employees of the Company)
	4
	
	1

Class and number of shares to be issued upon exercise of share acquisition rights	200 ordinary shares of the Company (200 shares per share acquisition right)
Amount to be paid in exchange for share acquisition rights	Not required
Exercise price of share acquisition rights	JPY 1,300 per share
Period during which share acquisition rights may be exercised	From April 25, 2027 to April 23, 2035
Major conditions for exercising share acquisition rights	① Holders of share acquisition rights may exercise these share acquisition rights only when the Company's shares are listed on a domestic stock exchange or foreign stock exchange. However, during the periods set forth in (a) to (e) below, the number of share acquisition rights exercisable by the holders of the share acquisition rights shall be limited to the numbers prescribed in (a) to (e) below respectively. If 20% of the number of allotted share acquisition rights is not an integer, for (a) to (d) below, the limit shall be up to the sum of (i) the number obtained by multiplying the number resulting from rounding down 20% of the number of allotted share acquisition rights to the nearest integer by the multiplier (1 for (a), 2 for (b), 3 for (c), and 4 for (d)), and (ii) the lesser of the remainder obtained by dividing the number of share acquisition rights allotted to the holder of the share acquisition rights by 5, and the aforementioned multiplier. (a) From the start date of the exercise period to April 28, 2028: Up to 20% of the allotted number of share acquisition rights (b) One year from the day following the end of the period set forth in (a): Up to 40% of the allotted number of share acquisition rights, combined with the share acquisition rights exercised during the period set forth in (a) above (c) One year from the day following the end of the period set forth in (b): Up to 60% of the allotted number of share acquisition rights, combined with the share acquisition rights exercised during the

	periods set forth in (a) and (b) above
	(d) One year from the day following the end of the period set forth in (c): Up to 80% of the allotted number of share acquisition rights, combined with the share acquisition rights exercised during the periods set forth in (a), (b), and (c) above
	(e) From the day following the end of the period set forth in (d) to the end of the exercise period: Up to 100% of the allotted number of share acquisition rights, combined with the share acquisition rights exercised during the periods set forth in (a), (b), (c), and (d) above
	② Holders of share acquisition rights must be directors, executive officers, corporate auditors, or employees of the Company or its subsidiaries at the time of exercising the share acquisition rights. However, this shall not apply in the event of retirement due to expiration of term of office, mandatory retirement age, or other justifiable reasons recognized by the Board of Directors.
	③ Notwithstanding the items above, the holders of share acquisition rights may not exercise all the remaining share acquisition rights if any of the events set forth in the following items occurs between the date of allocation of these share acquisition rights and the expiration date of the exercise period. If the price specified in each of the following items is determined in a currency other than Japanese yen, it shall be the amount converted into Japanese yen at the telegraphic transfer middle rate published by Mizuho Bank, Ltd. at the end of business hours on the bank business day preceding the day on which the event that may fall under any of the following items occurred (if for any reason such exchange rate is not published, the exchange rate reasonably determined by the Company on the preceding banking business day; decimals shall be rounded down).
	(a) In the event of the issuance or disposal of the Company's ordinary shares at a price below the exercise price of these share acquisition rights (except in the event that the amount to be paid in for such shares is at a price that is deemed to be different from the value of the Company's ordinary shares at the time of said issuance or disposal (including cases where the shares are issued at a "particularly favorable amount" as defined in Article 199, Paragraph 3 and Article 200, Paragraph 2 of the Companies Act, and cases of shareholder allocation) and in the event that the Company's ordinary shares are issued or disposed of upon the exercise of share acquisition rights).
	(b) When new share acquisition rights are issued with an exercise price that is lower than the exercise price of these share acquisition rights (except when such share acquisition rights are issued with an exercise

	price set at a price different from the value of the Company's ordinary shares at the time such share acquisition rights are issued). (c) If, during the period when the Company's ordinary shares, which are the subject of these share acquisition rights, are listed on any domestic stock exchange or foreign stock exchange, the closing price of the Company's ordinary shares in ordinary transactions on said stock exchanges, or a price equivalent to such closing price, falls below the exercise price of these share acquisition rights.

49th Allocation of Share Acquisition Rights	
Date of allocation	May 31, 2025
Number of share acquisition rights	1,575

Number of persons to whom share acquisition rights were granted
   Employees of the Company (excluding those concurrently serving as officers of the Company)
   Officers and employees of the Company's subsidiaries (excluding those concurrently serving as officers or employees of the Company)
	4
	
	1

Class and number of shares to be issued upon exercise of share acquisition rights	200 ordinary shares of the Company (200 shares per share acquisition right)
Amount to be paid in exchange for share acquisition rights	Not required
Exercise price of share acquisition rights	JPY 1
Period during which share acquisition rights may be exercised	From June 1, 2025 to May 31, 2045
Major conditions for exercising share acquisition rights	① Holders of share acquisition rights may exercise these share acquisition rights only when the Company's shares are listed on a domestic stock exchange or foreign stock exchange. ② If a holder of share acquisition rights retires or resigns from any of the positions of director or executive officer based on a mandate agreement of a subsidiary of the Company prior to exercising these share acquisition rights, they may not exercise these share acquisition rights, unless such retirement or resignation is due to the expiration of their term of office, mandatory retirement age, death, retirement due to company reasons, retirement due to personal reasons (excluding cases of changing jobs to a competitor, unless approved by the Company or assuming a position or gaining employment at the Company's request), or other justifiable reasons. In addition, if there is such a justifiable reason, the

	holder may exercise the share acquisition rights only within 10 days from the day following the date on which any of their positions as director or executive officer based on a mandate agreement of the Company or its subsidiary is terminated, and may not exercise the share acquisition rights after such deadline.

③ Notwithstanding the items above, the holders of share acquisition rights may not exercise all the remaining share acquisition rights if any of the following events occurs between the listing of Company Shares on a domestic stock exchange or foreign stock exchange and the expiration date of the exercise period of these share acquisition rights.

(a) In the event of the issuance or disposal of the Company's ordinary shares at a price below the Specified Price (JPY 1,300; the same applies hereinafter) (except in the event that the amount to be paid in for such shares is at a price that is deemed to be different from the value of the Company's ordinary shares at the time of said issuance or disposal (including cases where the shares are issued at a "particularly favorable amount" as defined in Article 199, Paragraph 3 and Article 200, Paragraph 2 of the Companies Act, and cases of shareholder allocation) and in the event of the issuance or disposal of the Company's ordinary shares upon exercise of share acquisition rights, exercise of a right to request the acquisition of shares of a class other than ordinary shares, or upon triggering the acquisition provision for such shares, or in the event of an issuance or delivery of the Company's ordinary shares due to a merger, corporate split, share exchange, or share delivery).

(b) When new share acquisition rights are issued with an exercise price that is lower than the Specified Price (except when such share acquisition rights are issued with an exercise price set at a price different from the value of the Company's ordinary shares at the time such share acquisition rights are issued).

(c) If, during the period when Company Shares are listed on any domestic stock exchange or foreign stock exchange, the closing price of the Company's ordinary shares in ordinary transactions on said stock exchanges, or a price equivalent to such closing price, falls below the Specified Price.

④ Holders of share acquisition rights shall immediately lose the right to exercise these share acquisition rights if they fall under any of the following while in office as a director of the Company or its subsidiaries, or as an executive officer based on a mandate agreement:

(a) If they fall under the grounds for disqualification stipulated in Article 331, Paragraph 1, Item 3 and Item 4 of the Companies Act.

	(b) If they conduct competitive transactions stipulated in Article 356, Paragraph 1, Item 1 of the Companies Act without going through the necessary procedures under the Companies Act.
	(c) If they conduct conflict of interest transactions stipulated in Article 356, Paragraph 1, Item 2 or Item 3 of the Companies Act without going through the necessary procedures under the Companies Act.
	(d) If they are sentenced to imprisonment without work or a heavier penalty.
	(e) If they commit acts that damage the social credibility of the Company, its subsidiaries, or affiliated companies, or other acts deemed as a breach of trust against the Company, its subsidiaries, or affiliated companies.
	(f) If the Board of Directors deems it inappropriate to permit the exercise of rights in light of the purpose of granting these share acquisition rights.

3. Other Information on Share Acquisition Rights
   The following is a summary of the second to forty-sixth allocation of share acquisition rights issued in accordance with the resolution of the Extraordinary Shareholders Meeting held on August 25, 2022.

1. 2nd to 46th allocation of share acquisition rights	
2. Date of allocation	August 29, 2022
3. Number of share acquisition rights	See appendix
4. Class and number of shares to be issued upon exercise of share acquisition rights	200 ordinary shares of the Company (200 shares per share acquisition right)
5. Amount to be paid in exchange for share acquisition rights	See appendix
6. Exercise price of share acquisition rights	JPY 1,300 per share
7. Period during which share acquisition rights may be exercised	See appendix
8. Major conditions for exercising share acquisition rights	① Holders of share acquisition rights may exercise their rights only when the Company's shares, beneficial rights in the Company's shares held in trust, depositary receipts for the Company's shares, or other securities having the characteristics of the Company's shares (hereinafter "Company Shares") are listed on a domestic stock exchange or foreign stock exchange, and only on or after the date of such listing. ② Holders of share acquisition rights must be directors, corporate officers, or permanent employees of the Company or its subsidiaries at the time of exercising the share acquisition rights. However, this shall not apply in the event of retirement due to expiration of term of office, mandatory retirement age, or other justifiable reasons recognized by the Board of Directors. ③ Notwithstanding the items above, the holders of share acquisition rights may not exercise all the remaining share acquisition rights if any of the following events occurs between the listing of Company Shares on a domestic stock exchange or foreign stock exchange and the expiration date of the exercise period of these share acquisition rights. If the price specified in each of the following items is determined in a currency other than Japanese yen, it shall be the amount converted into Japanese yen at the telegraphic transfer middle rate published by Mizuho Bank, Ltd. at the end of business hours on the bank business day preceding the day on which the assumed value is calculated (if for any reason such exchange rate is not published, the exchange rate reasonably determined by the Company on the preceding banking business day; decimals shall be rounded down). (a) In the event of the issuance or disposal of the Company's ordinary shares at a price below the Specified Price (2,250 yen; the same applies hereinafter). (Except in the event that the amount to

	be paid in for such shares is at a price that is deemed to be different from the value of the Company's ordinary shares at the time of said issuance or disposal (including cases where the shares are issued at a "particularly favorable amount" as defined in Article 199, Paragraph 3 and Article 200, Paragraph 2 of the Companies Act, and cases where the shares are allocated to shareholders) or in the event of the issuance or disposal of the Company's ordinary shares upon exercise of share acquisition rights, or in the event of an issuance or disposal of the Company's ordinary shares upon exercise of a right to request the acquisition of shares of a class other than ordinary shares or upon triggering the acquisition provision for such shares, or in the event of an issuance or delivery of the Company's ordinary shares due to a merger, corporate split, share exchange, or share delivery.)
34	(b) When new share acquisition rights are issued with an exercise price that is lower than the Specified Price (except when such share acquisition rights are issued with an exercise price different from the value of the Company's ordinary shares at the time such share acquisition rights are issued). (c) If, during the period when Company Shares are listed on any domestic stock exchange or foreign stock exchange, the closing price of the Company's ordinary shares in ordinary transactions on said stock exchanges, or a price equivalent to such closing price, falls below the Specified Price.
9. Allocated To	Kotaeru Trust Co., Ltd.

(Notes)
1. The first allocation of share acquisition rights is not described as none remained at the end of the current fiscal year.
2. The second to forty-sixth allocation of share acquisition rights were granted in prior fiscal years.

IV. Matters Concerning Corporate Officers
1. Names and Other Information of Directors (as of March 31, 2026)

Name	Position and Role	Significant Concurrent Roles
Ichiro Nakayama	Representative Director President, Corporate Officer, CEO	Director, Fukuoka SoftBank HAWKS Corp. Director, PayPay Bank Corporation Representative Director and President, PayPay SC Corporation
Jun Shimba	Director	Representative Director, Executive Vice President & COO, SoftBank Corp. Representative Director & President, SB Payment Service Corp. Director, Fukuoka SoftBank HAWKS Corp.
Takeshi Idezawa	Director	President & Representative Director, CEO, LY Corporation
Yoshimitsu Goto	Director	Director, Corporate Officer, Senior Vice President, CFO, CISO & GCO, SoftBank Group Corp. Representative Director, President & CEO and acting owner, Fukuoka SoftBank HAWKS Corp.
Junichi Miyakawa	Director	Representative Director, President & CEO, SoftBank Corp. Representative Director, A Holdings Corporation
Yasuyoshi Karasawa	Independent Outside Director (Audit and Supervisory Committee Member)	Senior Advisor, Mitsui Sumitomo Insurance Co., Ltd.
Paul Yonamine	Independent Outside Director (Audit and Supervisory Committee Member)	Outside Director, Sumitomo Mitsui Banking Corporation Outside Director, Seven & i Holdings Co., Ltd. Outside Director, 7-ELEVEN, INC. Chairman Emeritus, Central Pacific Bank
Hiroko Kono	Independent Outside Director (Audit and Supervisory Committee Member)	Outside Director, LIFE CORPORATION Outside Director, SATUDORA HOLDINGS CO., LTD. Senior Executive Coach, COACH A Co., Ltd. Representative Director, Change Agent Inc.
Hiroto Kaneko	Independent Outside Director (Audit and Supervisory Committee Member)	Head of Hiroto Kaneko Certified Public Accountant Office Outside Director (Member of the Audit Committee), H.I.S. Co., Ltd. Outside Director (Member of the Audit Committee), Nisshin Seifun Group Inc.

(Notes)
1. Audit and Supervisory Committee Member Hiroto Kaneko is a certified public accountant and has the knowledge and understanding of finance and accounting sufficient for this role.
2. Changes in officers and important dual roles
    ①Changes during the current fiscal year
    ・Mr. Ken Miyauchi retired as Director of the Company as of June 24, 2025.
    ・Mr. Junichi Miyakawa assumed the office of Director of the Company as of June 24, 2025.

②Changes after the end of the current fiscal year
　・Mr. Ichiro Nakayama retired as Director of PayPay Bank Corporation as of April 1, 2026.
　・Mr. Jun Shimba assumed the office of Chairman of the Board, SB Payment Service Corp. and Chairman of the Board, SoftBank Corp., as of April 1, 2026.
　・Mr. Yoshimitsu Goto assumed the office of Director, Executive Vice President, CFO and CISO, SoftBank Group Corp., as of April 1, 2026.
　・Mr. Yasuyoshi Karasawa assumed the office of Special Advisor, Mitsui Sumitomo Insurance Co., Ltd., as of April 1, 2026.
　・Mr. Ichiro Nakayama and Mr. Takeshi Idezawa are scheduled to assume the offices of Directors of SoftBank Corp. as of June 23, 2026.
　・Mr. Hiroto Kaneko is scheduled to retire as Outside Director (Member of the Audit Committee) of Nisshin Seifun Group Inc. as of June 25, 2026, and is scheduled to assume the position of Outside Corporate Auditor of Oriental Yeast Co., Ltd. on the same date.
3.　Relationships Between Outside Directors' Significant Concurrent Positions and the Company
　　The Company has transactions, including borrowings, with Sumitomo Mitsui Banking Corporation, where Mr. Paul Yonamine concurrently holds a position. However, given the scale and nature of these transactions, the Company believes that these relationships do not affect his independence as an independent outside director.

(Overview of the Liability Limitation Agreement)

　　The Company has entered into agreements with Directors Jun Shimba, Takeshi Idezawa, Yoshimitsu Goto, Junichi Miyakawa, Yasuyoshi Karasawa, Paul Yonamine, Hiroko Kono, and Hiroto Kaneko pursuant to Article 427, Paragraph 1 of the Companies Act, to limit their liability for damages under Article 423, Paragraph 1 of the Companies Act, provided that they have acted in good faith and without gross negligence in the performance of their duties. The maximum amount of liability for damages under such agreements is the minimum liability amount prescribed in Article 425, Paragraph 1 of the Companies Act.

(Overview of the Directors and Officers Liability Insurance Policy)
　　The Company has entered into a directors and officers liability insurance policy with its parent company, SoftBank Group Corp., as the policyholder, which insures the directors and officers of the Company. The policy covers damages that may arise when an insured director assumes liability in connection with the execution of their duties or receives a claim for the pursuit of such liability. The full amount of the insurance premiums for its directors and officers is borne by the Company; however, damages resulting from intentional acts or gross negligence are excluded from coverage.

(Overview of the Indemnification Agreement)
　　Pursuant to Article 430-2, Paragraph 1 of the Companies Act, the Company has entered into indemnification agreements with all of its Directors (Ichiro Nakayama, Jun Shimba, Takeshi Idezawa, Yoshimitsu Goto, Junichi Miyakawa, Yasuyoshi Karasawa, Paul Yonamine, Hiroko Kono, and Hiroto Kaneko). Under these agreements, the Company will indemnify them within the scope permitted by laws and regulations for expenses and losses incurred as a result of assuming liability related to the execution of their duties or receiving claims pursuing such liability.

(Presence or Absence of Full-time Audit and Supervisory Committee Members and Reasons thereof)
　　The Company has not appointed a full-time Audit and Supervisory Committee Member because the Audit and Supervisory Committee is composed of Outside Directors, and a collaborative system with the internal audit department has been firmly established.

2. Directors who resigned or were dismissed during the fiscal year
    Not applicable.

3. Amount of compensation, etc. for Directors

Category	Total compensation (JPY million)	Total amount by type of remuneration (JPY million)			Number of people to be paid
		Base compensation	Performance-linked compensation	Non-monetary compensation, etc.	
Directors (excluding Audit and Supervisory Committee Members) (of which, Outside Directors)	632 (0)	80 (0)	239 (0)	313 (0)	1 (0)
Directors who are Audit and Supervisory Committee Members (of which, Outside Directors)	59 (59)	59 (59)	- (-)	- (-)	4 (4)

(Notes)
1. The Company's non-monetary compensation, etc. includes stock options as stock-based compensation. This includes stock options that become exercisable upon retirement. In addition, tax-qualified stock options are subject to the condition that they become exercisable sequentially over a five-year period starting in 2027, after a certain period of time has passed since they were granted.
2. As a general rule, the amount for stock options is the amount recorded as an expense in the current fiscal year based on Japanese Generally Accepted Accounting Principles (GAAP).

4. Policy on determining the amount of compensation, etc. for Directors
① Method of determining said policy
    The Company has established a policy regarding the determination of the details of individual compensation, etc., for Directors (excluding Directors who are Audit and Supervisory Committee Members) at the Board of Directors meeting.
② Outline of the decision-making policy
    The Company's compensation for Directors is set to be competitive as executive compensation by conducting research and analysis utilizing the databases of external research organizations, while taking into consideration the Company's management conditions, etc.
    The compensation system consists of fixed (basic) compensation, performance-linked compensation, and non-monetary compensation.
    Performance-linked compensation is calculated based on performance indicators such as net sales and the status of business execution by each Director, etc., and is paid in cash. Non-monetary compensation is granted for the purpose of further increasing motivation to contribute to the sustainable enhancement of the Company's corporate value.
    In determining the compensation for Directors, independence, transparency, and objectivity are ensured by consulting with the Compensation Committee, where Independent Outside Directors make up the majority.

③ Reasons the Board of Directors determined that the details of individual compensation, etc. for Directors for the current fiscal year are in line with the decision-making policy

The Compensation Committee reviews the compensation levels based on those of peer companies, as well as the position and responsibilities of each Director. In addition, the deliberations are managed with due consideration given to conflicts of interest. In light of these processes and contents, the compensation levels are deemed generally appropriate. Respecting the contents of the deliberations and the recommendations of the Compensation Committee, and having conducted a multifaceted review including consistency with the said decision-making policy, the Board of Directors has determined that the details of said compensation, etc. Accordingly, the Board of Directors has determined that such compensation is in line with the decision-making policy.

5. Matters concerning the delegation of the determination of individual compensation, etc. for Directors

Regarding the amount of individual compensation for Directors, the determination thereof is delegated to the Representative Director based on a resolution of the Board of Directors. Ichiro Nakayama, Representative Director of the Company, determined the compensation amounts by comprehensively considering the responsibilities and performance evaluations of each Director, fully taking into account the details of the deliberations and proposals of the Compensation Committee. This is due to the judgment that it is appropriate for the Representative Director, who is most familiar with the status of business execution of each Director, to make the final decision.

6. Matters concerning performance-linked compensation, etc.

Bonuses (performance-linked compensation) serve as an incentive to achieve performance targets, and are calculated by comprehensively considering factors such as the Company's performance, including net sales which indicate the scale of the core business, and the track record of business execution by each Director performing such duties. These bonuses are paid in cash annually at a designated time.

The method for calculating short-term performance-linked compensation is as follows.
・Performance indicators: Net sales, etc.
・Calculation method: Calculated by multiplying the basic (fixed) compensation amount by the bonus payout rate.
・Bonus payout rate: Fluctuates within a range of 0% to 150% depending on the degree of achievement of the performance indicator targets, etc.
The trends in net sales, etc., including those for the current fiscal year, are as described in "I. 5. Trends in Assets and Profit/Loss of the Corporate Group."

7. Details of non-monetary compensation, etc.

Stock-based compensation (non-monetary compensation) is granted in the form of share acquisition rights as stock options to Directors (excluding Directors who are Audit and Supervisory Committee Members) for the purpose of further increasing their motivation to contribute to the sustainable enhancement of the Company's corporate value. The details of the stock options and the status of their issuance are as stated in "III. Matters Concerning the Company's Share Acquisition Rights."

8. Matters concerning the resolution of the General Meeting of Shareholders regarding compensation, etc. for Directors

The compensation for the Company's Directors (excluding Directors who are Audit and Supervisory Committee Members) was resolved by resolution of the 5th Ordinary General Meeting of Shareholders dated June 23, 2023, to be within JPY 1 billion per year. In addition, separate from said monetary compensation, it was resolved by resolution of the Extraordinary General Meeting of Shareholders dated April 25, 2025, that the amount of compensation, etc. regarding share acquisition rights as stock options shall be within JPY 1 billion per year, and by resolution of the Extraordinary General Meeting of Shareholders dated November 13, 2025, that monetary compensation for granting shares shall be within JPY 1 billion per year. The number of Directors subject to such system (excluding Directors who are Audit and Supervisory Committee Members) is one.
The compensation for Directors who are Audit and Supervisory Committee Members of the Company

was resolved by resolution of the same Ordinary General Meeting of Shareholders to be within JPY 500 million per year. In addition, separate from said monetary compensation, it was resolved by resolution of the Extraordinary General Meeting of Shareholders dated November 13, 2025, that monetary compensation for granting shares shall be within JPY 500 million per year. The number of Directors who are Audit and Supervisory Committee Members subject to such system is four.

9. Establishment of voluntary committees

The Company has established a voluntary Nominating Committee and a voluntary Compensation Committee as advisory bodies to the Board of Directors. An overview of each committee is as follows.

① Nominating Committee

The Nominating Committee is established as a voluntary advisory body consisting of three members: two Independent Outside Directors who are Audit and Supervisory Committee Members and a Representative Director.

The Nominating Committee examines the skill matrix and diversity of Directors, and verifies and examines the succession plan for the Representative Director.

② Compensation Committee

The Compensation Committee is established as a voluntary advisory body consisting of three members: two Independent Outside Directors who are Audit and Supervisory Committee Members and a Representative Director. The Compensation Committee proposes the compensation system, evaluations, and compensation amounts for Directors excluding those who are Audit and Supervisory Committee Members.

10. Main activities of each Outside Director

Category	Name	Main activities and Overview of Duties Performed in Relation to Expected Roles
Independent Outside Director (Audit and Supervisory Committee Member)	Yasuyoshi Karasawa	The Outside Director is expected to fulfill a management oversight function from an independent and objective standpoint. During the current fiscal year, he attended meetings of the Board of Directors and the Audit and Supervisory Committee, appropriately fulfilling this role. He attended 19 out of 19 Board of Directors meetings and 14 out of 14 Audit and Supervisory Committee meetings held during the current fiscal year. Based on his extensive experience in corporate management and his expertise in finance, accounting, legal affairs, and risk, he provided valuable advice and recommendations from a practical perspective on a wide range of matters. These included the appropriateness of medium- to long-term strategies, the strategic significance of new businesses, and the risk management system in preparation for large-scale disasters, aimed at the sustainable enhancement of the Company's corporate value. Furthermore, in addition to the above, from the perspective of fulfilling the oversight function, he serves as the Chairman of the Compensation Committee, which deliberates on matters such as the compensation of the Company's executive management team. He attended 5 out of 5 committee meetings held during the current fiscal year, and strives to supervise the management team by reflecting evaluations of the Company's performance, etc., in personnel decisions from an independent and objective standpoint.
Independent Outside Director (Audit and Supervisory Committee Member)	Paul Yonamine	The Outside Director is expected to fulfill a management oversight function from an independent and objective standpoint. During the current fiscal year, he attended meetings of the Board of Directors and the Audit and Supervisory Committee, appropriately fulfilling this role. He attended 18 out of 19 Board of Directors meetings and 12 out of 14 Audit and Supervisory Committee meetings held during the current fiscal year. Based on his extensive experience in corporate management and his expertise in the technology sector and global business, he provided valuable advice and recommendations from a practical perspective on a wide range of matters. These included the Company's listing strategy targeting the US market, system risk management and cybersecurity measures based on global standards, and overall global strategy. Furthermore, in addition to the above, from the perspective of fulfilling the oversight function, he serves as the Chairman of the Nominating Committee, which deliberates on matters such as the succession plan for the Company's executive management team. He attended 3 out of 3 committee meetings held during the current fiscal year, and has confirmed and provided advice on the selection and development status of successor candidates, as well as ensuring the transparency and objectivity of the selection process from an independent and objective standpoint.
Independent Outside Director (Audit and Supervisory Committee Member)	Hiroko Kono	The Outside Director is expected to fulfill a management oversight function from an independent and objective standpoint. During the current fiscal year, she attended meetings of the Board of Directors and the Audit and Supervisory Committee, appropriately fulfilling this role. She attended 19 out of 19 Board of Directors meetings and 14 out of 14 Audit and Supervisory Committee meetings held during the current fiscal year. Based on her extensive experience in human resources and human resource development, as well as her expertise in finance, accounting, and global perspectives, she provided valuable advice

		and recommendations from a practical perspective on a wide range of matters. These included dialogue with capital markets in anticipation of the Company's listing, global human capital management, and the ideal state of controls in the utilization of advanced technologies. Furthermore, in addition to the above, from the perspective of fulfilling the oversight function, she serves as a member of the Nominating Committee, which deliberates on matters such as the succession plan for the Company's executive management team. She attended 3 out of 3 committee meetings held during the current fiscal year, and has confirmed and provided advice on the selection and development status of successor candidates, as well as ensuring the transparency and objectivity of the selection process from an independent and objective standpoint.
Independent Outside Director (Audit and Supervisory Committee Member)	Hiroto Kaneko	The Outside Director is expected to fulfill a management oversight function from an independent and objective standpoint. During the current fiscal year, he attended meetings of the Board of Directors and the Audit and Supervisory Committee, appropriately fulfilling this role. He attended 19 out of 19 Board of Directors meetings and 14 out of 14 Audit and Supervisory Committee meetings held during the current fiscal year. Based on his advanced expertise and extensive practical experience as a certified public accountant, as well as his knowledge of corporate management and global operations, he provided valuable advice and recommendations from a practical perspective on a wide range of matters. These included strengthening the audit system and cost management in preparation for the IPO in the United States, and the establishment of a governance structure and internal control systems for the entire Group. Furthermore, in addition to the above, from the perspective of fulfilling the oversight function, he serves as a member of the Compensation Committee, which deliberates on matters such as the compensation of the Company's executive management team. He attended 5 out of 5 committee meetings held during the current fiscal year, and strives to supervise the management team by reflecting evaluations of the Company's performance, etc., in personnel decisions from an independent and objective standpoint.

(Note) The number of Board of Directors meetings held above includes 15 written resolutions that are deemed to be resolutions of the Board of Directors pursuant to the provisions of Article 370 of the Companies Act and Article 27 of the Company's Articles of Incorporation.

V. Matters Concerning Accounting Auditor

1. Name of Accounting Auditor
   Deloitte Touche Tohmatsu LLC

2. Amount of Remuneration, etc. for Accounting Auditor

①	Amount of remuneration, etc. for the current fiscal year	JPY 2,227 million
②	Total amount of cash and other property benefits payable by the Company and its subsidiaries	JPY 2,501 million

(Notes)
1. In the audit contract between the Company and the Accounting Auditor, the amount of remuneration, etc. for audits under the Companies Act and the amount of remuneration, etc. for audits under the Financial Instruments and Exchange Act are not distinguished, and cannot be practically distinguished. Therefore, the amount in ① above indicates the total of these amounts.
2. The Company entrusts the Accounting Auditor with services other than those stipulated in Article 2, Paragraph 1 of the Certified Public Accountants Act, such as comfort letter services.
3. Some of the Company's consolidated subsidiaries are audited by audit corporations other than the Company's Accounting Auditor.

3. Reason for the Audit and Supervisory Committee's consent to the remuneration, etc. of the Accounting Auditor
   The Company's Audit and Supervisory Committee obtained necessary materials and received reports from the Directors, relevant internal departments, and the Accounting Auditor regarding the remuneration, etc. of the Accounting Auditor. After confirming the past activity performance and remuneration performance of the Accounting Auditor, and performing necessary verification on the appropriateness of the activity plan and the basis for calculating the estimated remuneration for the current fiscal year, the Committee deliberated and concluded that they are appropriate. Accordingly, the Committee has given its consent to the amount of remuneration, etc. of the Accounting Auditor pursuant to Article 399, Paragraph 1 of the Companies Act.

4. Policy regarding the determination of dismissal or non-reappointment of the Accounting Auditor
   If the Company's Audit and Supervisory Committee determines that the Accounting Auditor falls under any of the items of Article 340, Paragraph 1 of the Companies Act, the Committee will consider dismissing the Accounting Auditor, and if the dismissal is deemed appropriate, the Committee will dismiss the Accounting Auditor.
   In addition, if the Accounting Auditor falls under the guidelines predetermined by the Audit and Supervisory Committee, the Committee will determine the content of a proposal regarding the non-reappointment of the Accounting Auditor to be submitted to the General Meeting of Shareholders.

VI. Matters Concerning the Establishment of a Framework to Ensure Appropriate Operations

The Company shall, pursuant to the "Basic Policy on Building Internal Control Systems" (resolved at the Board of Directors Meeting held on September 14, 2022), establish and operate a structure for internal control systems.

1. Details Regarding the Establishment of Internal Control Systems

Article 1 (Purpose)	PayPay Corporation ("Company") has established the following basic policy regarding the formulation of a system to ensure the appropriateness of the Company's operations, in accordance with the Companies Act and the Ordinance for Enforcement of the Companies Act.
Article 2 (Systems necessary to ensure that the execution of duties by directors and employees comply with laws, regulations, and the Articles of Incorporation)	1. The Company shall establish the "PayPay Group Code of Conduct" to guide the conduct of directors and employees, establish a legal compliance system for the execution of their duties, and establish corporate ethics. 2. The Company shall establish rules related to compliance, develop compliance systems, and work to identify problems on compliance. 3. The Company shall, from the perspective of fostering compliance awareness and preventing legal violations, formulate a "Compliance Manual," "Compliance Program," etc., and continuously provide education and training necessary for compliance. 4. The Company shall establish and operate the "Compliance Hotline Regulations" for the early detection, correction, and resolution of compliance violations. 5. The Company shall fully recognize the importance of compliance in management and business execution, and establish a Risk & Compliance Committee chaired by the Chief Compliance Officer. The Company shall strive to build and maintain an effective compliance system, such as by promptly reporting to the management team in the event of an incident of misconduct. 6. The Company shall establish a "Policy Against Antisocial Forces" and shall ensure that the Company absolutely desists from any relationship with antisocial forces, such as responding to any unreasonable demands, engaging in backroom deals, and providing funds. In addition, to establish more specific responses, the Company shall formulate "Internal Regulations for the Prevention of Damage by Antisocial Forces," etc., and establish a system to take a resolute stance as an entire organization.
Article 3 (Systems regarding the storage and management of information related to the execution of duties of directors)	1. The Company shall establish an "Information Security Basic Rules" and create an information security management system. 2. The Company shall establish "Rules for Storing and Managing Documents" to appropriately record, store, and manage information related to the execution of duties by directors and employees. The Company shall also ensure that all employees are aware of storage periods and management methods, and periodically monitor the status of storage and management. 3. The Company shall, regarding documents necessary for directors to execute their duties (including minutes and approval documents concerning important matters in business operations, such as of the General Meeting of the Shareholders and Board of Directors Meetings), make them available for inspection by directors and Audit and Supervisory Committee members at all times. 4. The Company shall establish a department in charge of timely disclosure of material information of the Company and other disclosure operations, and establish and operate a system to ensure that information to be disclosed is promptly and comprehensively collected and accurately and sufficiently disclosed in a timely manner in accordance with laws and regulations. 5. The Company shall, in addition to laws and regulations, appropriately manage personal information by establishing a "Privacy Policy" and "Personal Information Protection Regulations."

Article 4 (Regulations and other systems related to risk and loss management)	1. The Company shall conduct risk management appropriately against various risks in business operations and develop internal regulations to avoid or mitigate risks, or take other necessary measures. 2. The Company shall develop risk management rules, prepare for emergencies corresponding to the expected risks, and develop a system for prompt and appropriate information gathering and emergency management, and, when an emergency occurs, handle it appropriately in accordance with the said rules. 3. The Company shall analyze the information security risks and promote the establishment of countermeasures and their improvements against the said security risks. 4. The Company shall implement risk management training for directors and employees continuously. 5. The Company shall review the risk management system regularly. 6. The Company shall establish a system to manage risks that have materialized, such as incidents that occur in the course of business. 7. The Company shall establish a Crisis Management Rule and build and operate a Business Continuity Management (BCM) system to continue its business and fulfill its role in society even in the event of a disaster or other event that causes significant damage to the Company.
Article 5 (Systems to ensure that the duties of directors are executed efficiently)	1. Directors shall execute their duties in accordance with laws and regulations and the "Board of Directors Regulations." 2. The Company shall explicitly state the authority and responsibility of execution of duties in the "Rules on Administrative Authorities," as well as other internal regulations, and conduct business efficiently. 3. The Company shall establish a Management Meeting consisting of Corporate Officers, Group Heads, Division Heads, and heads of the corporate auditing departments to deliberate and review matters to be discussed at the Board of Directors Meeting and other important matters concerning management of the Company. 4. The Company shall, in order to improve management efficiency, determine and execute medium- to long-term management plans and the budget for a single fiscal year in its Board of Directors Meetings.
Article 6 (Systems to ensure the appropriateness of business activities in a corporate group comprised of the Company and its parent and subsidiaries)	1. The Company shall make important decisions on management activities based on the "Board of Directors Regulations" and the "Rules on Administrative Authorities," with necessary advance deliberations and resolutions at the Board of Director Meetings. 2. The Company shall, to ensure the reliability of financial reporting, establish "Financial Accounting Regulations," related detailed regulations, guidelines, etc. 3. The Company shall establish an internal audit team independent of the audited departments and perform an internal audit of the Company and its subsidiaries on compliance of laws, regulations, Articles of Incorporation, and internal regulations, as well as on the appropriateness of operational procedures and duties. 4. The Company shall establish "Rules Regarding the Management of Related Companies" and formulate an appropriate reporting system to the Company with respect to matters concerning the execution of duties by directors, etc. of subsidiaries, depending on the functions and importance of said subsidiaries, in order to ensure the appropriateness of business operations within the Group. In addition, the Company will provide guidance, support, and advice to the subsidiaries with respect to important matters. 5. To ensure the efficiency of the execution of duties by the directors of subsidiaries, the Company shall clarify their authority and responsibilities by concluding agreements with subsidiaries, etc., and require the Company's approval when important decisions are made at subsidiaries. In addition, the directors, etc. of subsidiaries shall confer with the relevant departments,

	directors, etc. of the Company as necessary.
	6. To minimize damage (loss), the Company and each Group company shall establish a risk management system for the entire Group, a system for prompt and appropriate information gathering in case of emergency, and an emergency response system, by cooperating with each other according to the situation.
	7. If any director, corporate auditor, officer, employee, etc. of a subsidiary or any person who receives a report from them discovers any serious violation of laws, regulations, or internal regulations of the Company Group, or finds any fact that may cause significant damage to the Company Group, he or she shall immediately report such violation to the Company's Audit and Supervisory Committee. A system shall also be created in which the abovementioned personnel are not dismissed or otherwise treated disadvantageously because of their reporting under the whistleblowing system or to the Audit and Supervisory Committee.
Article 7 (Matters concerning employees that assist the duties of the Audit and Supervisory Committee, independence of such employees from directors (excluding Audit and Supervisory Committee members), and ensuring the effectiveness of instructions given by said Committee to such employees)	1. If the Audit and Supervisory Committee requests the appointment of employees to assist the Committee in performing its duties (hereinafter "Assistant Employees"), the Board of Directors shall ensure that an appropriate number of dedicated Assistant Employees with the necessary knowledge and abilities are assigned to the position. 2. The Company shall, in order to ensure the independence of Assistant Employees, vest the right of command and order in the Audit and Supervisory Committee and grant the Committee the right to consent to the personnel transfer, evaluation, and disciplinary action of Assistant Employees. 3. The Company shall grant the Assistant Employees the necessary authority to investigate and collect information.
Article 8 (Systems for directors (excluding directors who are Audit and Supervisory Committee members) and employees to report to the Audit and Supervisory Committee)	1. Directors (excluding directors who are Audit and Supervisory Committee members) and employees shall report to the Audit and Supervisory Committee without delay on matters stipulated by laws, regulations, and internal rules. 2. The Company shall not dismiss or otherwise treat any director (excluding directors who are Audit and Supervisory Committee members) or employee disadvantageously because of their reporting based on the Compliance Hotline Regulations or to the Audit and Supervisory Committee.
Article 9 (Matters related to policies concerning the procedures for advance payment or reimbursement of expenses regarding the execution of Audit and Supervisory Committee Member duties or any other processing of expenses or obligations regarding the execution of said duties)	When an Audit and Supervisory Committee member requests to the Company for advance payment or reimbursement of paid expenses regarding the execution of their duties, or repayment of obligations incurred, the Company shall comply with such requests, unless it is deemed that such expenses were not incurred with regard to the execution of the Audit and Supervisory Committee's duties.
Article 10 (Any other systems to ensure the effectiveness of audits by the Audit and Supervisory Committee)	The Company shall establish and operate necessary matters to ensure that audits by the Audit and Supervisory Committee are conducted effectively.


General Meeting of Shareholders
Nominating Committee (Voluntary)
Compensation Committee (Voluntary)
Board of Directors
Audit and Supervisory Committee
Accounting Auditor
Risk and Compliance Committee
Compliance Hotline
Discipline Review Committee
Representative Director
Audit and Control Division
Management Meeting
Business Divisions

2. Overview of the Operations of the Internal Control System
The Company operates in accordance with the aforementioned "Basic Policy on Building Internal Control Systems."

① Compliance System
The Company positions legal compliance as one of its most important management issues and is working to establish a compliance system on a group basis and ensure its effectiveness.
During the current fiscal year, the Company promoted the establishment and sophistication of the code of conduct, and sought to permeate compliance awareness through the implementation of various measures based on the compliance program and the provision of education and training to officers and employees.
In addition, along with the appropriate operation and thorough notification of the internal reporting system, the Company conducts monitoring through a committee system, striving to verify the effectiveness of the system and continuously improve it.

② Elimination of Antisocial Forces
To ensure the severance of any relationships with antisocial forces, the Company has formulated and announced a "Policy Against Antisocial Forces," and is working to establish a management system and enhance its operation by implementing confirmation procedures at the time of contract execution, etc.
Furthermore, through the review of related regulations and thorough enforcement of their operation, the Company is striving to strengthen the response system and ensure effectiveness across the entire organization.

③ Information Security Management System
The Company is working to establish and enhance an information security management system to appropriately protect information assets.
During the current fiscal year, the Company promoted compliance with relevant guidelines and continuously conducted education and training, as well as reviewed access rights management and information asset management.
In addition, the Company strives to improve the effectiveness of the management system by implementing improvement measures based on the results of various tests and evaluations.

④ Risk Management System
The Company establishes and operates an integrated risk management system to appropriately grasp and manage various risks associated with business operations.
During the current fiscal year, the Company proceeded with the establishment of basic policies and regulations on a group basis and worked to enhance the risk management system.
Regarding significant incidents, in addition to appropriate responses based on regulations, the Company strives for continuous improvement of the management posture through cause analysis and the implementation of measures to prevent recurrence.

⑤ Business Continuity Management System
The Company is working to establish and enhance a system that enables business continuity even in the event of a disaster.
During the current fiscal year, the Company conducted training based on the business continuity plan and confirmed and strengthened the coordination system with group companies.
In addition, the Company strives to improve effectiveness and make continuous improvements by conducting reviews based on the training results.

⑥ Corporate Governance System
To improve the transparency and efficiency of management, the Company is working to establish and enhance its corporate governance system.
During the current fiscal year, the Company made decisions on important matters and supervised business execution through the appropriate operation of the Board of Directors and Management Meetings.
Furthermore, the Company strives to enhance business management and strengthen control functions through the formulation and execution of medium- to long-term management plans and annual budgets.

⑦ Personal Information Protection System
The Company recognizes the appropriate handling of personal information as a critical management issue and is establishing and operating a management system based on related regulations.
Furthermore, through the implementation of education and training and the inspection of the operational status, the Company strives to ensure the effectiveness of the system and continuously improve it.

⑧ Document Management System
The Company has established a system to appropriately store and manage documents based on regulations regarding document management.
Furthermore, through regular confirmation of the management status and review of operations, the Company strives to improve the effectiveness and ensure the appropriateness of the document management system.

⑨ Ensuring Reliability of Financial Reporting
The Company establishes and operates internal controls to ensure the reliability of financial reporting.
During the current fiscal year, the Company conducted business operations based on regulations related to financial accounting, and implemented improvement measures based on the results of internal audits, etc.
Furthermore, through these initiatives, the Company strives to ensure the effectiveness and continuously enhance internal controls related to financial reporting.

⑩ Information Disclosure System
The Company is working on establishing a system and enhancing operations to perform timely and appropriate information disclosure.
During the current fiscal year, the Company established a Disclosure Committee, formulated regulations related to information disclosure, and built a committee structure, striving to ensure the accuracy and comprehensiveness of disclosed information.
Furthermore, through the review of the disclosure process, the Company is working to improve the effectiveness of the system.

⑪ Obtaining SOC 1 Report and Establishing Internal Control System
The Company has obtained a SOC1 report based on AICPA standards to ensure the appropriateness of internal controls related to payment services and the effectiveness of their operational status.
Furthermore, toward the enhancement of the internal control system on a group basis, the Company has established and reviewed various regulations and detailed rules related to internal controls and financial reporting.
Through these initiatives, the Company strives to ensure the effectiveness and improve the reliability of internal controls.

⑫ Internal Audit System
The Company is working to verify and improve the effectiveness of internal controls through audits conducted from an independent standpoint by the internal audit department.
During the current fiscal year, the Company conducted various audits based on the annual audit plan, reported the results to the management team, and followed up on the status of improvements.
Furthermore, through improvement activities based on audit results, the Company strives for

continuous enhancement of internal controls.

⑬ Audit and Supervisory Committee System
The Company is working on establishing the necessary system and enhancing operations to strengthen the functions of the Audit and Supervisory Committee.
During the current fiscal year, the Company established a support system for the Audit and Supervisory Committee and worked to improve the effectiveness of audit activities.
Furthermore, through the strengthening of the supervisory function by the Audit and Supervisory Committee, the Company strives to ensure the effectiveness of the entire governance system.

* The financial figures in this business report are truncated to the nearest unit indicated. The other figures are rounded.

[Appendix]
Number of share acquisition rights and amount to be paid in exchange for share acquisition rights (issue price per one share acquisition right) in each of the second to forty-sixth issue of share acquisition rights.

Issue number	Number of share acquisition rights	Issue price per share acquisition right	Period during which share acquisition rights may be exercised
Second allocation of share acquisition rights	1,554	25,180 yen	April 1, 2024 to March 31, 2033
Third allocation of share acquisition rights	1,611	22,690 yen	April 1, 2025 to March 31, 2033
Fourth allocation of share acquisition rights	1,784	21,600 yen	April 1, 2026 to March 31, 2033
Fifth allocation of share acquisition rights	1,537	20,880 yen	April 1, 2027 to March 31, 2033
Sixth allocation of share acquisition rights	1,411	20,280 yen	April 1, 2028 to March 31, 2033
Seventh allocation of share acquisition rights	751	24,140 yen	April 1, 2024 to March 31, 2033
Eighth allocation of share acquisition rights	681	22,570 yen	April 1, 2025 to March 31, 2033
Ninth allocation of share acquisition rights	632	21,590 yen	April 1, 2026 to March 31, 2033
Tenth allocation of share acquisition rights	602	20,880 yen	April 1, 2027 to March 31, 2033
Eleventh allocation of share acquisition rights	574	20,280 yen	April 1, 2028 to March 31, 2033
Twelfth allocation of share acquisition rights	518	22,080 yen	April 1, 2024 to March 31, 2033
Thirteenth allocation of share acquisition	481	21,680 yen	April 1, 2025 to March 31, 2033

rights			
Fourteenth allocation of share acquisition rights	451	21,270 yen	April 1, 2026 to March 31, 2033
Fifteenth allocation of share acquisition rights	412	20,770 yen	April 1, 2027 to March 31, 2033
Sixteenth allocation of share acquisition rights	376	20,220 yen	April 1, 2028 to March 31, 2033
Seventeenth allocation of share acquisition rights	342	20,730 yen	April 1, 2024 to March 31, 2033
Eighteenth allocation of share acquisition rights	313	20,640 yen	April 1, 2025 to March 31, 2033
Nineteenth allocation of share acquisition rights	269	20,560 yen	April 1, 2026 to March 31, 2033
Twentieth allocation of share acquisition rights	224	20,290 yen	April 1, 2027 to March 31, 2033
Twenty-first allocation of share acquisition rights	169	19,950 yen	April 1, 2028 to March 31, 2033
Twenty-second allocation of share acquisition rights	232	19,640 yen	April 1, 2024 to March 31, 2033
Twenty-third allocation of share acquisition rights	222	19,580 yen	April 1, 2025 to March 31, 2033
Twenty-fourth allocation of share acquisition rights	207	19,580 yen	April 1, 2026 to March 31, 2033
Twenty-fifth allocation of share acquisition rights	195	19,500 yen	April 1, 2027 to March 31, 2033
Twenty-sixth allocation of share acquisition rights	143	19,320 yen	April 1, 2028 to March 31, 2033
Twenty-seventh allocation of share acquisition rights	134	18,520 yen	April 1, 2024 to March 31, 2033

Twenty-eighth allocation of share acquisition rights	133	18,480 yen	April 1, 2025 to March 31, 2033
Twenty-ninth allocation of share acquisition rights	130	18,490 yen	April 1, 2026 to March 31, 2033
Thirtieth allocation of share acquisition rights	123	18,460 yen	April 1, 2027 to March 31, 2033
Thirty-first allocation of share acquisition rights	123	18,410 yen	April 1, 2028 to March 31, 2033
Thirty-second allocation of share acquisition rights	131	17,530 yen	April 1, 2024 to March 31, 2033
Thirty-third allocation of share acquisition rights	129	17,470 yen	April 1, 2025 to March 31, 2033
Thirty-fourth allocation of share acquisition rights	124	17,520 yen	April 1, 2026 to March 31, 2033
Thirty-fifth allocation of share acquisition rights	121	17,520 yen	April 1, 2027 to March 31, 2033
Thirty-sixth allocation of share acquisition rights	118	17,540 yen	April 1, 2028 to March 31, 2033
Thirty-seventh allocation of share acquisition rights	175	16,310 yen	April 1, 2024 to March 31, 2033
Thirty-eighth allocation of share acquisition rights	171	16,240 yen	April 1, 2025 to March 31, 2033
Thirty-ninth allocation of share acquisition rights	168	16,290 yen	April 1, 2026 to March 31, 2033
Fortieth allocation of share acquisition rights	167	16,360 yen	April 1, 2027 to March 31, 2033
Forty-first allocation of share acquisition rights	161	16,380 yen	April 1, 2028 to March 31, 2033
Forty-second	252	15,280 yen	April 1, 2024 to March 31, 2033

allocation of share acquisition rights			
Forty-third allocation of share acquisition rights	251	15,250 yen	April 1, 2025 to March 31, 2033
Forty-fourth allocation of share acquisition rights	248	15,290 yen	April 1, 2026 to March 31, 2033
Forty-fifth allocation of share acquisition rights	243	15,450 yen	April 1, 2027 to March 31, 2033
Forty-sixth allocation of share acquisition rights	240	15,450 yen	April 1, 2028 to March 31, 2033

Consolidated Financial Statements for the Eighth Fiscal Year

$\left[\begin{array}{l} \text{From April 1, 2025} \\ \text{To March 31, 2026} \end{array}\right]$

Consolidated Statement of Financial Position
Consolidated Statement of Profit or Loss
Consolidated Statement of Changes in Equity
Notes to Consolidated Financial Statements

PayPay Corporation

Consolidated Statement of Financial Position

(As of March 31, 2026)

(In millions of yen)

Account	Amount	Account	Amount
Assets		Liabilities	
Cash and cash equivalents	363,083	Deposits	2,952,495
Guarantee deposits	74,139	Accounts payable	1,122,338
Call loans	40,014	Income tax payables	13,073
Accounts receivable	150,372	Borrowings	564,956
Loans and advances to customers	2,512,851	Other financial liabilities	48,116
Securities	1,736,835	Provisions	7,403
Other financial assets	32,293	Lease liabilities	9,549
Property and equipment	14,879	Deferred tax liabilities	206
Right-of-use assets	12,175	Other liabilities	27,115
Intangible assets	66,466	Total liabilities	4,745,251
Goodwill	15,157	Shareholders' equity	
Investments accounted for using the equity method	12,762	Issued capital	200,635
Deferred tax assets	107,275	Share premium	86,730
Other assets	37,711	Retained earnings	109,869
		Accumulated other comprehensive loss	(3,055)
		Equity attributable to owners of the parent company	394,179
		Non-controlling interests	36,582
		Total shareholders' equity	430,761
Total assets	5,176,012	Total liabilities and shareholders' equity	5,176,012

Consolidated Statement of Profit or Loss

(For the year ended March 31, 2026)

(In millions of yen)

Account	Amount
Transaction and service income	251,041
Interest income	116,488
Gains (losses) on financial instruments	10,250
Other operating income	2,883
Total revenue and income	380,662
Point expenses	(60,195)
Settlement related cost	(48,731)
Employee benefit expenses	(47,641)
Professional service expenses	(28,099)
Provision for loss allowance	(24,923)
Other operating expenses	(90,991)
Total operating expenses	(300,580)
Operating profit	80,082
Share of loss of investments accounted for using the equity method	(137)
Profit before tax	79,945
Income tax benefit	37,865
Profit after tax	117,810
Attributable to	
Net of tax attributable to owners of the company	115,034
Net of tax attributable to non-controlling interests	2,776

Consolidated Statement of Changes in Equity

(For the year ended March 31, 2026)

(In millions of yen)

	Equity attributable to owners of the parent company				
	Issued capital	Share premium	Retained earnings (Accumulated deficit)	Accumulated other comprehensive loss	Total
Balance as of April 1, 2025	91,434	13,727	(4,887)	(379)	99,895
Profit for the year	—	—	115,034	—	115,034
Other comprehensive income (loss)	—	—	—	(2,644)	(2,644)
Total Comprehensive income (loss) for the year	—	—	115,034	(2,644)	112,390
Dividends paid to non-controlling interests	—	—	—	—	—
Dividends paid to the ultimate parent company	—	—	(311)	—	(311)
Issuance of new shares	109,201	107,818	—	—	217,019
Share-based payment transactions	—	2,014	—	—	2,014
Changes due to business combinations of entities under common control - PayPay Securities Corporation and PayPay Bank Corporation	—	(36,827)	—	—	(36,827)
Other	—	(2)	33	(32)	(1)
Total transactions with owners and other transactions	109,201	73,003	(278)	(32)	181,894
Balance as of March 31, 2026	200,635	86,730	109,869	(3,055)	394,179

	Non-controlling interests	Total shareholders' equity
Balance as of April 1, 2025	123,836	223,731
Profit for the year	2,776	117,810
Other comprehensive income (loss)	(766)	(3,410)
Total Comprehensive income (loss) for the year	2,010	114,400
Dividends paid to non-controlling interests	(2,909)	(2,909)
Dividends paid to the ultimate parent company	—	(311)
Issuance of new shares	—	217,019
Share-based payment transactions	—	2,014
Changes due to business combinations of entities under common control - PayPay Securities Corporation and PayPay Bank Corporation	(86,358)	(123,185)
Other	3	2
Total transactions with owners and other transactions	(89,264)	92,630
Balance as of March 31, 2026	36,582	430,761

Notes to Consolidated Financial Statements

(Basis of Preparation of Consolidated Financial Statements)

1. Basis of preparation of consolidated financial statements

The consolidated financial statements of PayPay Corporation (the "Company") and its subsidiaries (collectively, the "Group") have been prepared on the basis of IFRS Accounting Standards ("IFRS") pursuant to the provisions of the second sentence of the first paragraph of Article 120 of the Ordinance on Company Accounting, which allows companies to prepare consolidated financial statements with the omission of a part of the disclosures required under IFRS.

2. Scope of consolidation
(1) Number of Consolidated Subsidiaries (including structured entities)   23
(2) Names of Principal Consolidated Subsidiaries

      PayPay Card Corporation

      PayPay India Private Limited

      PayPay Bank Corporation [1]

      PayPay Securities Corporation [1]

      PPSC Investment Service Corporation [1][2]

      Credit Engine, Inc.

      LENDY Servicing, Inc.

      CE Asset, Inc.

   [1] Refer to *Notes Relating to Business Combinations* for further details on the acquisition of PayPay Bank Corporation and PayPay Securities Corporation.

   [2] PPSC Investment Service Corporation is a subsidiary of PayPay Securities Corporation.

3. Scope of investments accounted for using the equity method
(1) Number of investments   2
(2) Names of Principal investments

      Binance Japan Inc.

4. Material accounting policies
(1) Basis and method for valuation of financial assets and financial liabilities
  (i) Financial Instruments

     Financial assets and financial liabilities are recognized in the Group's Consolidated Statement of Financial Position when the Group becomes a party to the contractual provisions of the instrument.
     Financial assets and financial liabilities are initially measured at fair value, except for accounts receivable that do not have a significant financing component, which are measured at the transaction price. Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities (other than financial assets and financial liabilities measured at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities measured at fair value through profit or loss are recognized immediately in profit or loss.

  (ii) Non-derivative Financial Assets

Non-derivative financial assets are classified as either financial assets measured at amortized cost, debt instruments measured at fair value through other comprehensive income ("FVTOCI") or financial assets measured at fair value through profit or loss ("FVTPL"). The classification of financial assets is determined at the date of initial recognition, depending on the nature and characteristics as well as the purpose of obtaining those financial assets.

All regular way purchases or sales of financial assets are recognized and derecognized using trade date accounting. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

(A) Financial assets measured at amortized cost

Financial assets that meet the following conditions are measured subsequently at amortized cost:

· The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and
· The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount.

The effective interest method is a method of calculating the amortized cost of a financial instrument and of allocating interest income or expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial instrument, or (where appropriate) a shorter period, to the amortized cost of a financial instrument.

The gross carrying amount of a financial asset is the amortized cost of a financial asset before adjusting for any loss allowance.

(B) Debt instruments measured at FVTOCI

Debt instruments that meet the following conditions are measured subsequently at FVTOCI:

· The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets; and
· The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

After initial recognition, debt instruments measured at FVTOCI are measured at fair value and the valuation gains and losses resulting from changes in fair value are recognized in other comprehensive income. Subsequently, changes in the carrying amount because of foreign exchange gains and losses, impairment gains or losses are recognized in profit or loss.

(C) Financial assets measured at FVTPL

Financial assets that are not classified as financial assets measured at amortized cost or debt instruments measured at FVTOCI are measured at FVTPL. Financial assets measured at FVTPL are measured at fair value at the end of each reporting period, with gains or losses from change in fair value recognized in profit or loss.

Dividend from equity instruments is recognized in Gains (losses) on financial instruments.

(D) Impairment of financial assets

The Group recognizes a loss allowance for financial assets measured at amortized cost, debt instruments measured at FVTOCI and undrawn loan commitments. At each reporting date, the Group assesses whether credit risk associated with financial assets has increased significantly since initial recognition. Whether the credit risk associated with a financial asset has increased significantly since initial recognition is determined by reviewing the risk of default at each reporting date and comparing it with the risk of default at the time of initial recognition. If the credit risk on the financial instrument has not increased significantly since initial recognition, the Group measures the loss allowance for that financial instrument at an amount equal to 12-month expected credit losses ("ECL") (Stage 1). In addition, the Group recognizes lifetime ECL when there has been a significant increase in credit risk since initial recognition (Stage 2 and Stage 3). For accounts receivable arising from transactions that are within the scope of IFRS 15 "Revenue from Contracts with Customers" ("IFRS 15") and that do not contain significant financing components, the Group applies the simplified approach under IFRS 9 "Financial Instruments" ("IFRS 9"), which requires expected lifetime losses to be measured from initial recognition.
The Group considers that default has occurred mainly when a financial asset is more than 90 days past due, when the contractual conditions have been modified, or when the obligor is experiencing significant financial difficulty unless the Group has reasonable and supportable information to demonstrate that a more stringent default criterion is more appropriate.

ECLs are estimated in a way that reflects the following:

・ An unbiased, probability-weighted amount calculated by evaluating a range of possible outcomes;
・ The time value of money; and
・ Reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions, and forecasts of future economic conditions.

The Group takes into account not only historical information but also reasonably expected future events and other factors. Specifically, the Group calculates the ECLs by using the average probability of default ("PD") and loss given default ("LGD") based on the historical data of PD and LGD during certain past periods, where PD and LGD are expected to remain at levels approximately consistent with those observed during such past periods. In addition, when various macroeconomic indicators are expected to deteriorate in the future and the PD and LGD are expected to increase, the Group adjusts PD and LGD by using macroeconomic indicators, such as GDP and unemployment rates, which are correlated with expected credit losses.

The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument. The Group recognizes an impairment gain or loss in profit or loss for financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account. The amount of reversal with respect to previously recorded impairment loss is also recognized in profit or loss.

The carrying amount of a financial asset is written off against the allowance for doubtful accounts when the Group has no reasonable expectations of recovering the financial asset in its entirety or a portion thereof.

(E) Derecognition of financial assets

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred financial asset, the Group recognizes its retained interest in the financial asset and its associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and recognizes a collateralized borrowing for the proceeds received.

When derecognizing a financial asset measured at amortized cost, the difference between the asset's carrying amount and the sum of the consideration received and receivable is recognized in profit or loss. In addition, when derecognizing an investment in a debt instrument classified as at FVTOCI, the cumulative gain or loss previously recorded in the investment's revaluation reserve in accumulated other comprehensive income is reclassified to profit or loss.

(iii) Non-derivative Financial Liabilities

Non-derivative financial liabilities are classified as either financial liabilities measured at FVTPL or financial liabilities measured at amortized cost. Classification of non-derivative financial liabilities is determined at the date of initial recognition. When the transaction price of the non-derivative financial liabilities differs from the fair value at initial recognition and the fair value is based on a valuation technique that uses only observable market data, the Group recognizes the difference between the fair value at initial recognition and the transaction price as a gain or loss.
After initial recognition, the Group measures financial liabilities measured at FVTPL at fair value. Any gains and losses resulting from changes in fair value as well as interest expenses are recognized in profit or loss.
Financial liabilities measured at amortized cost are subsequently measured at amortized cost using the effective interest rate method after initial recognition.
The Group derecognizes financial liabilities when, and only when, the obligations are discharged, cancelled, or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

(A) PayPay Balance and Other Items

PayPay Balance and Other Items refers to deposits by users of PayPay Settlement Services ("PayPay Users") and points accrued by PayPay Users in our PayPay Points program.

The Group records financial liabilities related to PayPay Balance and Other Items as Deposits on the Group's Consolidated Statement of Financial Position because they represent a current obligation to return the cash deposited or to pay for purchases carried out by PayPay Users.
There are four types of transactions included as part of PayPay Balance and Other Items: PayPay Money, PayPay Money Lite, PayPay Points, and PayPay Gift Voucher.
PayPay Money and PayPay Money Lite are topped up with cash by PayPay Users whereas PayPay Points are awarded through promotions and campaigns rather than topped up by PayPay Users. PayPay Gift Voucher are granted to PayPay Users in accordance with the contracts made between the Group and certain merchants.

PayPay Users can withdraw the balance in PayPay Money, but not balances in PayPay Money Lite, PayPay Points and PayPay Gift Voucher. PayPay Money and PayPay Money Lite are deemed deposits in accordance with the Act on Settlement of Funds (Act No. 59 of June 24, 2009, hereinafter referred to as the "Payment Services Act") of Japan.

When an entity becomes subject to the Payment Services Act, it is legally required to make a deposit, and as a result, guarantee deposits are recorded on the Group's Consolidated Statement of Financial Position. Refer to Note 10, Guarantee Deposits for details.

In the event that the Group discontinues its operations, it is required to refund the balance of PayPay Money, PayPay Money Lite and PayPay Gift Voucher in cash.

When PayPay Points are granted to PayPay Users, the Group accounts for those either as point expenses or as a deduction of revenue, based on the judgment on whether those are consideration payable to a customer. Refer to revenue recognition policy section below at (15) Revenue for further details.

(B) PayPay Point Investment Service

PayPay Users can choose to convert their PayPay Points to "PayPay Investment Points". PayPay Investment Points are financial obligations indexed to the performance of certain exchange traded funds ("ETFs"). Whenever a PayPay User sells a part or the whole of their PayPay Investment Points, the consideration is immediately converted back to PayPay Points.

PayPay Investment Points are accounted for as hybrid financial liabilities and the embedded derivatives related to the indexation to ETFs are bifurcated from the host contracts. The host deposit contracts are measured at amortized cost while the embedded derivatives are measured at FVTPL.

PayPay Investment Points are included in Deposits in the Group's Consolidated Statement of Financial Position and changes in the value of PayPay Investment Points based on the chosen index are recognized in Gains (losses) on financial instruments in the Group's Consolidated Statement of Profit or Loss.

(iv) Derivative instruments

Derivative instruments are financial instruments that derive their value from the price of underlying items such as equities, interest rates or other indices. The Group utilizes derivatives including foreign exchange margin trading, forward contracts and futures and bond futures primarily to manage interest rates risks and foreign exchange risks.

Derivatives are recognized initially and are subsequently measured at FVTPL. Derivatives are classified as assets when their fair value is positive or as liabilities when their fair value is negative. This includes embedded derivatives in financial liabilities, which are bifurcated from the host contract when they meet the definition of a derivative on a stand-alone basis.

(v) Offsetting Financial Assets and Financial Liabilities

Financial assets and financial liabilities are offset, and the net amount presented in the Group's Consolidated Statement of Financial Position when, and only when, the Group has a legally enforceable right to offset the recognized amounts, and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

(vi) Call loans

Call loans represent inter-bank loans, measured at amortized cost. The fair values of call loans are considered to approximate the carrying amount. Impairment is assessed at each reporting date, with any losses recognized in profit or loss.

(2) Basis and methods for property, plant and equipment and intangible assets, and method of depreciation and amortization thereof

(i) Property and Equipment (Excluding Right-of-use Assets)

Property and equipment are recorded and measured at cost and carried at its cost less accumulated depreciation and accumulated impairment losses, if any. The cost of an item of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. The cost includes borrowing costs directly attributed to the acquisition, construction, or production of a qualifying asset, if any. Refer to the section below (8) *Borrowing Costs* for details of borrowing cost capitalization policy.

The depreciable amount of property and equipment is determined after deducting its estimated residual value from the historical cost, and it is depreciated using the straight-line method over the useful life. The estimated useful lives of major assets owned by the Group are as follows:

	Estimated useful lives (years)
Leasehold improvements............................	1-18
Furniture and fixtures................................	1-20

The residual values and estimated useful lives are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

(ii) Intangible Assets

Intangible assets with finite useful lives that are acquired separately and internally generated intangible assets are carried at cost less accumulated amortization and accumulated impairment losses, if any. Intangible assets also includes the asset that are related to customer relationships which is acquired in a business combination, and such asset is recognized only when it is probable that the future economic benefits that are attributed to the asset will flow to the Group and the cost of the asset can be reliably measured. The amount of initial recognition for internally generated intangible assets is the sum of the expenditures incurred during the development period, where the development period starts from the date when technical and commercial feasibility of the asset have been established, and ends when the development is completed. The costs include borrowing costs directly attributable to the acquisition, construction, or production of a qualifying asset, if any. Refer to the section below (8) *Borrowing Costs* for details of borrowing cost capitalization policy. Amortization is recognized on a straight-line basis over their estimated useful lives.

The estimated useful lives of the major intangible assets owned by the Group are as follows:

	Estimated useful lives (years)
Internally generated software.....................	1-15
Externally acquired software......................	1-5
Customer relationship intangible assets....	10-15

The estimated useful lives are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis. Intangible assets with indefinite useful lives that are acquired separately are carried at cost less accumulated impairment losses, if any. There are no intangible assets with indefinite useful lives.

(A) Research and development

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

(iii) Leases

The Group assesses whether a contract is, or contains, a lease, at inception. If the contract transfers the right to control the use of the identified assets in exchange for consideration for a period of time, the contract is, or contains, a lease.

(A) Group as lessee

The Group recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for those with a term of one year or less (the "short-term leases"), and leases of low-value assets.

For leases or contracts that include leases, the Group accounts for the lease components separately from the non-lease components by allocating the consideration in the contract based on the ratio of the independent price of the lease component and the total amount of the independent price of the non-lease component.

The right-of-use assets comprise the initial measurement of the corresponding lease liabilities, lease payments made at or before the commencement days, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses, if any. Depreciation expense is recognized on a straight-line basis over the lease term.

Whenever the Group incurs an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognized and measured in accordance with IAS 37 "Provisions, Contingent Liabilities and Contingent Assets". To the extent that the costs relate to a right-of-use asset, the costs are included in the related right-of-use asset.
The Group does not recognize right-of-use assets for intangible asset leases.

Right-of-use assets are depreciated over the shorter period of lease term and useful life of the right-of-use asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Group expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Group uses its incremental borrowing rate.

The lease liability is presented as a separate line in the Group's Consolidated Statement of Financial Position.

The total amount of lease payments included in the measurement of lease liabilities consists of the following:

- Fixed payments (including in-substance fixed payments), less any lease incentives receivable;

- Variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

- Amounts expected to be payable by the lessee under residual value guarantees;

- The exercise price of a purchase option if the lessee is reasonably certain to exercise that option;

- The lease payment for the option term if it is reasonably certain that the extension option will be exercised; and

- Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The Group remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:

- The lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate,

- The lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used), or

- A lease contract is modified, and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

The Group did not make any such adjustments during the periods presented. For short-term leases and leases of low value assets, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

(3) Impairment of Non-financial Assets

Non-financial assets other than goodwill

At the end of each reporting period, the Group reviews the carrying amounts of its non-financial assets to determine whether there is any indication that those assets have suffered an impairment loss. If such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss if any.

Recoverable amount is the higher of fair value less costs of disposal and value in use. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit ("CGU") to which the asset belongs. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or a CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or a CGU) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the related asset is carried at a revalued amount. If the related asset is carried at a revalued amount, the impairment loss is treated as a revaluation decrease, and any amount of the impairment loss in excess of the revaluation surplus relating to that asset is recognized in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or a CGU) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or a CGU) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss to the extent that it eliminates the impairment loss which has been recognized for the asset in prior years. Any increase in excess of original carrying amount is treated as a revaluation increase.

(A) Goodwill

Goodwill acquired in a business combination is, from the acquisition date, allocated to each CGU or CGU group that is expected to benefit from the synergies arising from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units. A CGU or CGU group to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the CGU or CGU group is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Impairment losses are recognized in profit or loss, and impairment losses recognized for goodwill are not reversed in subsequent periods. On disposal of the relevant CGU or CGU group, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

(4) Criteria for recording significant provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, considering the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows when the effect of the time value of money is material. The discount amount over time is recognized as a finance cost.

The Group's provisions include loss allowance for undrawn loan commitments. Refer to the section above (1) *Basis and method for valuation for financial assets and financial liabilities* for further details of loss allowance for undrawn loan commitments.

(5) Revenue recognition

(i) Major Revenue Streams

The Group's major revenue streams are as follows:

(A) Transaction and service income

Transaction and service income represents Revenue from contracts with customers. This revenue mainly consists of a. Payment Settlement Services and b. Financial Services. The Group applies the five-step process in accordance with IFRS 15 to determine the appropriate manner and timing of revenue recognition.

- Identify the contract with a customer (step 1)

- Identify the performance obligations in the contract (step 2)

- Determine the transaction price (step 3)

- Allocate the transaction price to the performance obligations in the contract (step 4)

- Recognize revenue when the Group satisfies a performance obligation (step 5)

The Group recognizes revenue for the transfer of services that reflects the consideration to which the Group expects to be entitled to receive in exchange for the promised services. Revenue is measured based on the consideration promised for services provided in the ordinary course of business, less applicable sales and other taxes, as well as consideration payable to a customer. Revenue of the Group does not include estimates of significant variable considerations or significant financing components. For most of the Group's principal revenue streams described below, revenue is recognized at a point in time and no material advance consideration is received from customers. Accordingly, transactions that give rise to contract liabilities are limited.

a. Payment Settlement Services

Payment Settlement Services are composed of PayPay Settlement Services, Credit Payment Settlement Services and Acquiring Services, and Debit Payment Settlement Services.

・ PayPay Settlement Services

The Group enters into Payment and Settlement Service Agreements with PayPay Merchants [1] who are determined to be our customer under IFRS 15 (step 1). PayPay Settlement Services generally include the following transactions and procedures within the Group, PayPay Merchant and PayPay User:

- PayPay User funds their PayPay Balance and Other Items by various methods including ATM, bank transfer, and credit card issued by the Group.

- PayPay User makes a purchase transaction and makes a payment to a PayPay Merchant by utilizing their PayPay Balance and Other Items or PayPay Credit [2] through our PayPay app.

- PayPay Merchant provides the record of the purchase transaction between PayPay Merchant and PayPay User to the Group and the Group approves of the purchase transaction.

- The Group is entitled to the settlement fee upon approval of each purchase transaction. The Group retains the fee and remits the net purchase transaction amount to the PayPay Merchant.

The Group's performance obligation is to provide payment settlement platform for transactions and support settlements of purchase transactions between the PayPay Merchant and the PayPay User in which the Group acts as the principal providing the payment settlement service (step 2). The Group charges settlement fee for a purchase transaction settled through our PayPay app based on the transaction amount and predetermined rate in accordance with the Payment and Settlement Services Agreement (step 3), which is applied to the single performance obligation noted above (step 4). The performance obligation is fulfilled upon approval of the purchase transaction and settlement of purchase transaction amount to the PayPay Merchant, in which the Group determines whether the settlement should be completed on our platform. The revenue is then recognized at a point in time when the performance obligation is fulfilled (step 5).

PayPay Settlement Services are included in the Payment segment.

[1] PayPay Merchants are companies that the Group provides the PayPay Settlement Services platform to as a method of payment in their stores based on Payment and Settlement Service Agreements between the Group and the PayPay Merchants.

[2] Under PayPay Credit, PayPay Users link and register their PayPay Card in our PayPay app. PayPay Users make payment by PayPay Credit to the PayPay Merchants, and PayPay Users will pay the transaction amount to PayPay Card due to the credit card closing date.

・ Credit Payment Settlement Services and Acquiring Services

A credit card transaction generally includes the following procedures between credit card issuers, cardholders, credit card merchants, acquirers and payment processing networks such as VISA, Mastercard and JCB:

- A cardholder uses their credit card at a credit card merchant with the credit card issuer's authorization in a purchase transaction.

- The credit card merchant presents the purchase transaction data to an acquirer.

- The acquirer presents the purchase transaction data to the credit card issuer via the payment processing networks.

- The credit card issuer authorizes the purchase transaction and delivers funds for the settlement of the transaction amount to the acquirer, minus the interchange fee, via the payment processing networks.

- The acquirer delivers funds received from the credit card issuer to settle the transaction amount to the credit card merchant, minus the merchant fee.

- The credit card issuer collects funds from the cardholder.

(a) Credit Payment Settlement Services

The Group, as the credit card issuer, enters into PayPay Card Comprehensive Merchant Agreements with credit card merchants, Credit Merchants Terms and Conditions with cardholders, and various credit card license agreements with payment processing networks (step 1). In accordance with these agreements, the Group agrees to provide credit card payment settlement services to credit card merchants, payment processing network, and cardholders so that cardholders can make purchases at the credit card merchants by using their credit card.

The Group issues a credit card, known as PayPay Card, in accordance with the license agreements with payment processing networks. When PayPay Card is used in a purchase transaction at a credit card merchant, the Group is involved in a purchase transaction as the credit card issuer and the Group provides Credit Payment Settlement Services.

For Credit Payment Settlement Services, the Group's performance obligation is to provide credit card payment settlement services, including transfer of purchase transaction data and authorization for a purchase transaction (step 2), to the credit card merchants, payment processing networks, and cardholders who are determined to be our customer under IFRS 15.

The Group charges settlement fee to credit card merchants and payment processing networks based on the transaction amount and the predetermined rate (step 3), which is applied to the single performance obligation above (step 4).

The performance obligation is fulfilled when the credit card settlement service is completed, specifically upon receipt of purchase transaction data from an acquirer and the purchase transaction is authorized (step 5). The settlement fee recognized by the Group as revenue pursuant to IFRS 15 under contracts related to Credit Payment Settlement Services is paid to the Group approximately within two months from the satisfaction of the performance obligation.

Credit Payment Settlement Services are included in the Payment segment.

(b) Acquiring Services

The Group enters into an Acquiring Services Agreement with credit card merchants who are determined to be our customer under IFRS 15 (step 1).

When a credit card issued by another credit card issuer is used to purchase goods or services at a credit card merchant, the Group is involved in such a purchase transaction as the acquirer and the Group provides Acquiring Services to the credit card merchant. The Group assists the credit card merchant to obtain the credit card issuer's authorization through the payment processing networks to process the purchase transaction by transferring purchase transaction data. The credit card merchant who receives a benefit from the service pays consideration to the Group in exchange.

The Group has a performance obligation to provide Acquiring Services by obtaining credit card issuer's authorization, transferring purchase transaction data, and processing the purchase transaction (step 2). The amount of revenue recognized by the Group is calculated based on the settlement amount of the purchase transaction and the predetermined rate, less interchange fees charged by the credit card issuer (step 3), which is applied to the single performance obligation above (step 4).

This performance obligation is fulfilled when the credit card issuer's authorization is obtained by the Group, after the receipt of the purchase transaction data from the credit card merchant (step 5).

The fee recognized by the Group as revenue pursuant to IFRS 15 under contracts related to Acquiring Services is paid approximately two business days after the time of satisfying the performance obligation. The cost of Acquiring Services, such as brand fee, charged by the payment processing networks, is recorded as commission fees within operating expenses.

Acquiring Services are included in the Payment segment.

・ Debit Payment Settlement Services

Debit card payment is a payment method where the amount is immediately deducted from the bank account at the time the payment is confirmed with the card.
Unlike credit card payments, there is no deferred payment element, and the amount used can only be paid within the balance available in the account.
A debit card transaction generally includes the following procedures between debit card issuers, cardholders, debit card merchants, acquirers and payment processing networks such as VISA.

- A cardholder uses their debit card at a debit card merchant with the debit card issuer's authorization in a purchase transaction.

- The debit card merchant presents the purchase transaction data to an acquirer.

- The acquirer presents the purchase transaction data to the debit card issuer via the payment processing networks.

- The debit card issuer authorizes the purchase transaction and delivers funds for the settlement of the transaction amount to the acquirer, minus the interchange fee, via the payment processing networks.

- The acquirer delivers funds received from the debit card issuer to settle the transaction amount to the debit card merchant, minus the merchant fee.

- The debit card issuer collects funds from the cardholder at the same time as the withdrawal from the bank account immediately.

The Group, as the debit card issuer, enters into License Agreements with payment processing networks (step 1). In accordance with the agreements, the Group agrees to provide debit card payment settlement services, which enable the debit card user to make a purchase transaction and payment by the debit card at merchant.

For Debit Payment Settlement Services, the Group's performance obligation is to provide debit card payment settlement services to payment processing networks who are determined to be customer under IFRS 15, including authorization for a purchase transaction and transfer of purchase transaction data (step 2).

The Group charges a fee for debit card payment settlement services arising from a purchase transaction settled by debit card, and the fee is calculated by multiplying the transaction amount by the predetermined rate (step 3), which is applied to the single performance obligation above (step 4).

The performance obligation is fulfilled when the service is completed, specifically upon receipt of transaction data from an acquirer (step 5). The fee recognized by the Group as revenue pursuant to IFRS 15 under contracts related to Debit Payment Settlement Services is paid to the Group approximately within two months from the satisfaction of the performance obligation.
Debit Payment Settlement Services are included in the Financial service segment.

b. Financial Services

Financial Services mainly consists of remittances and bank transfer transactions. Users, companies, and other institutions request various remittances and bank transfer transactions based on the terms and conditions (step 1). The Group has a performance obligation to provide the service of depositing the money into the specified bank account as requested by the customer (step 2). Remittance and bank transfer fees are calculated at a prescribed rate or unit price according to the transaction amount and number of transactions (step 3) related to the single performance obligation (step 4). The Group recognizes revenue associated with these transactions at the point in time the service is provided (step 5).

(B) Interest Income

The Group earns interest income from revolving, installment, cash advance services rendered to cardholders, loan arrangements entered with customers and treasury investments made for the provision of securities services and investment trust-related services.
In recognition of interest income, the Group uses the effective interest rate method. The effective interest rate is the rate that discounts estimated future cash receipts through the expected life of the financial instrument to the gross carrying amount of the financial asset (before adjusting for expected credit losses).

Interest income from non-credit impaired financial assets is recognized by applying the effective interest rate to the gross carrying amount of the asset; for credit impaired financial assets, the effective interest rate is applied to the net carrying amount after deducting the allowance for expected credit losses. The interest rate is set as a fixed rate or is determined based on the length of repayment period.

Interest income is recognized under the effective interest rate method in accordance with IFRS 9.
Interest income is included in both in the Payment segment and the Financial service segment.

(C) Gains (losses) on financial instruments

Financial income mainly comprises of dividend income and changes in fair value of financial instruments measured at FVTPL. For further details, refer to the section above (1) *Basis and method for valuation for financial assets and financial liabilities*.

(D) Other operating income

Other operating income consists primarily of expired income associated with PayPay Points Code, and other incidental fees. The Group issues PayPay Points Code to PayPay Merchants and other institutions for PayPay Users. By using PayPay Points Code granted by these PayPay Merchants and other institutions, PayPay Users can fund their PayPay Balance and Other Items on our PayPay app. As PayPay Points Code expires over periods of inactivity, the Group recognizes income when it expires.

(ii) Consideration Payable to a Customer

The Group has consideration payable to a customer which includes PayPay Points to cardholders through which the Group intends to increase the number of customers and payment transactions. Refer to the section above (1) *Basis and method for valuation for financial assets and financial liabilities*. for further details of non-derivative financial liabilities.

The Group concluded that PayPay Points do not represent a material right under IFRS 15 because these do not include an option to the cardholders to acquire any distinct services or goods from the Group in the future. The accumulated PayPay Points can be used to acquire additional goods or services from third parties or to convert in PayPay Investment Points which represent investments in third parties. Therefore, consideration payable to a customer is accounted for as a reduction of revenue unless the payment to the customer is in exchange for a distinct good or service, which could result in the consideration payable to a customer exceeding the corresponding revenue, and is recognized on the later of when revenue for the transfer of the service is recognized or the consideration is paid or promised to pay.

If a consideration payable to a customer is an upfront payment, the Group recognizes it as an asset to the extent that the Group reasonably expects to generate future revenue associated with the payment, and, in such case, subsequently reduces revenue when or as the related services are rendered to the customer.

(iii) Incremental Costs of Obtaining a Contract

Incremental costs of obtaining a contract are recognized as assets when the Group expects to recover such costs by generating future revenue associated with the payment. The incremental costs of obtaining a contract are those costs that would not have been incurred if the contract had not been obtained. The portion of incremental costs that is not recoverable is expensed when it is incurred. The Group recognizes an asset for the incremental costs of obtaining a contract with a customer for the amount that the Group expects to recover, which is recorded in other assets on the Group's Consolidated Statement of Financial Position. The asset is amortized over the estimated period that services to which the asset relates are transferred to the customer on a straight-line basis. If the amortization period that the Group otherwise would have recognized is one year or less, the Group applies practical expedient recognizing incremental costs of obtaining a contract as an expense.

(6)   Income Taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss, except to the extent that they relate to business combinations and items recognized directly in equity or in other comprehensive income.

(i)   Current Tax

Current tax is measured at the amount expected to be paid to or recovered from the taxation authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

(ii)   Deferred Tax

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized, except for the following temporary differences:

- Taxable temporary differences arising from initial recognition of goodwill.

- Taxable temporary differences arising from the initial recognition of assets or liabilities in a transaction which is not a business combination, affects neither accounting profit or loss nor taxable profit or tax loss and does not give rise to equal taxable and deductible temporary differences.

- Deductible temporary differences associated with investments in subsidiaries and a joint venture, where it is not probable that the temporary difference will reverse in the foreseeable future or there will be taxable profit against which the temporary differences can be utilized.

- Taxable temporary differences associated with investments in subsidiaries and a joint venture, where the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The Group recognizes deferred tax assets to the extent that it is probable that future taxable profit will be available.
Deferred tax assets are recognized by considering whether it is probable that part or all of deductible temporary differences and tax loss carry forwards can be deducted against future taxable profit and income

taxes based on projected future taxable profit and tax planning. The estimation of future taxable profit is calculated based on financial budgets approved by management of the Group, and it is based on management's judgments and assumptions. Deferred tax assets related to operating loss carry forwards and in excess of deferred tax liabilities have been recognized as it is estimated that future taxable profits will be available to realize such assets.

Deferred tax is measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the end of the reporting date.

Deferred tax assets and liabilities are offset, only when the Group has a legally enforceable right to set off current tax assets against current tax liabilities, and the same taxation authority levies income taxes either on the same taxable entity or on different taxable entities which intend either to settle current tax liabilities and assets on a net basis or to realize the assets and settle the liabilities simultaneously.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

(iii) Uncertainty over Income Tax Treatments

Uncertain tax positions as of each reporting date have been analyzed by the Group in accordance with IFRIC 23 "Uncertainty over Income Tax Treatments". The Company recognizes the effect of uncertain income tax positions only if those positions are more likely than not of being sustained.

The Group records a provision for uncertain tax positions if it is probable that the Group will have to make a payment to tax authorities upon their examination of a tax position. This provision is measured at the Group's best estimate of the amount expected to be paid. Provisions are reversed to income in provision for (recovery of) income taxes in the period in which management determines they are no longer required or as determined by statute.

(7) Accounting treatment of business combinations

Business combinations are accounted for using the acquisition method at the acquisition date, except acquisitions under common control which are outside the scope of IFRS 3 "Business Combinations" ("IFRS 3").
The consideration transferred in business combinations is measured at fair value, which is calculated as the sum of the acquisition-date fair values of assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree, and the equity interest issued by the Group in exchange for control of the acquiree. Acquisition-related costs are recognized in profit or loss as incurred.
At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except for the following:

· deferred tax assets or liabilities and assets or liabilities related to employee benefits are recognized and measured in accordance with IAS 12 "Income Taxes" and IAS 19 "Employee Benefits," respectively;

· liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2 "Share-based Payment," at the acquisition date; and

· assets or disposal groups that are classified as held for sale are measured in accordance with IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations."

The excess of the consideration transferred and the amount of any non-controlling interest in the acquiree over the fair value of the identifiable net assets acquired at the acquisition date is recorded as goodwill. If the consideration transferred and the amount of any non-controlling interest in the acquiree is less than the fair value of the identifiable net assets of the acquired subsidiary, the difference is immediately recognized in profit or loss.

On an acquisition-by-acquisition basis, the Group chooses a measurement basis of non-controlling interests at either fair value or the proportionate share of the recognized amount of the acquiree's identifiable net assets. When a business combination is achieved in stages, the Group's previously held interest in the acquiree is remeasured at fair value at the acquisition date and is accounted for in the same way that the Group has disposed of the interest in the acquiree. The amounts arising from changes in the value of interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are accounted for in the same way that the Group has disposed of the interest in the acquiree.

If the initial accounting for a business combination is incomplete by the end of the fiscal year, the Group reports in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete. The Group retrospectively adjusts the provisional amounts recognized at the acquisition date as an adjustment during the measurement period when it acquires new information about facts and circumstances that existed as of the acquisition date that, if known, would have affected the recognized amounts for the business combination. The measurement period shall not exceed one year from the acquisition date.

Business combinations under common control are not under the scope of IFRS 3. In accordance with IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors", management is required to develop an accounting policy in the absence of an IFRS that specifically applies to such transactions. The Group opted to apply the pooling of interests method, recognizing the effects of the business combination under common control. For business combinations between entities under common control (all of the combining companies or businesses are ultimately controlled by the same party or parties both before and after the business combination, and the control is not transitory), the Group accounts for those transactions based on the book value of the ultimate parent company, and regardless of the actual date of the transaction under common control, retrospectively consolidates the financial statements of the acquired companies as if they had always been combined from the beginning of the fiscal year before last or, if later, the date on which the ultimate parent company acquired those businesses. Non-controlling interest is calculated for all periods presented using the same percentage of ownership calculated by our ultimate parent.

(8) Foreign currency translation

(i) Transactions denominated in foreign currencies

Transactions in currencies other than the functional currency (foreign currencies) are recognized at the rates of exchange prevailing on the dates of the transactions. At each reporting date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences are recognized in profit or loss in the period in which they arise.

(ii) Foreign operations

For the purposes of presenting these consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into Japanese yen using exchange rates prevailing at each reporting date. Income and expense items are translated into Japanese yen using the rates at the dates of the transaction or the average exchange rates for the period. Exchange differences arising from translating the financial statements of foreign operations are recognized in other comprehensive income and cumulative differences are included in accumulated other comprehensive income.

(Notes Relating to Accounting Estimates)

1. Impairment

(1) Assets

(i) Non-financial assets other than goodwill

Assets, such as property and equipment, right-of-use assets, intangible assets with definite useful lives disclosed in Note 15, *Property and Equipment*, Note 16, *Leases*, Note 17, *Goodwill and Intangible Assets*, are assessed for indications of impairment at the end of the reporting period. The Group evaluates both internal and external sources of information to assess whether impairment indicators exist. Some of the impairment indicators are evidence of obsolescence or significant adverse changes in the technological, market, economic or legal environment in which the Group (or an associate) operates, or in the market to which the asset is dedicated. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. The recoverable amount is the greater of its value in use and its fair value less cost to sell. An impairment loss is recognized and the carrying amount is adjusted to be equal to its recoverable amount, if the carrying amount of an asset or a CGU exceeds its recoverable amount. The Group identified no impairment indicators for property and equipment, right-of-use assets, and intangible assets as of March 31, 2026, except for the assets held by PayPay Securities Corporation.

(ii) Goodwill

A goodwill impairment test requires the Group to exercise judgment and assess whether the carrying value of the CGU or CGU group to which goodwill has been allocated can be supported by the recoverable amount of such CGU or CGU group to which goodwill has been allocated.

The recoverable amount of a CGU or CGU group has been determined based on a value in use calculation which involves the use of estimates. The main assumptions used in the value in use calculation include the discount rate, terminal growth rate and expected future cash flow projections for a period of up to five years from financial budgets approved by the management. Cash flow projections beyond the planning period are extrapolated using terminal growth rates. Cash flow projections take into account past experience and represent management's best estimates. These assumptions can be subject to significant adjustments from such factors as user trend, spending on marketing, IT spending of corporations, and market conditions, such as competitors. The key assumptions used to determine the recoverable amounts of the different CGU or CGU group to which goodwill has been allocated are disclosed and further explained in Note 18, *Impairment of Goodwill*.

(2) Financial assets measured at amortized cost, debt instruments measured at FVTOCI, and undrawn loan commitments

The Group assesses the ECL associated with the financial assets measured at amortized cost, debt instruments measured at FVTOCI, and undrawn loan commitments. The impairment methodology depends on whether there has been a significant increase in credit risk of the individual financial asset or the asset group including the financial asset. A significant increase in credit risk of the respective financial asset is assessed by considering default risk at the reporting date and comparing it to that at the date of initial recognition. The financial asset is especially deemed to be in default when the contractual payment is 90 days or more past due, the contractual conditions have been modified, or the obligor is experiencing significant financial difficulty.

Refer to Note 4, *Material accounting policies* for further details.

2.Recoverability of deferred tax Assets

Regarding temporary differences, which are differences between carrying value of an asset or liability in the Group's Consolidated Statement of Financial Position and its tax base, the Group recognizes deferred tax assets and deferred tax liabilities. In considering their recoverability, the Group assesses the likelihood of their deferred tax assets being recovered within a reasonably foreseeable timeframe. Refer to Note 4, *Material accounting policies* for further details.

(Notes Relating to Consolidated Statement of Financial Position)

1. Pledged assets

(1) Assets pledged as collateral

The carrying amounts of assets pledged as collateral are as follows:

	(In millions of yen)
Guarantee deposits [1]	1,980
Loans and advances to customers [2]	30,999
Securities [1][3]	605,904
Other [1]	5,162
Total	644,045

[1] Financial institutions have the right to dispose of the assets pledged as collateral and appropriate the amount or offset the amount due in case of a default.

[2] The Group does not derecognize credit card receivables that are transferred to securitization trusts. The amounts of borrowings from securitization backed by pledged loans and advances to customers was 55,000 million yen as of March 31, 2026.

[3] Securities is pledged at the Bank of Japan and Japanese Banks' Payment Clearing Network for financing and exchange settlement by PayPay Bank Corporation.

(2) Others

The banking subsidiary, PayPay Bank Corporation, is required to deposit certain amounts, which are determined by a fixed ratio against the deposits it receives ("the legal reserve requirement"), in the Bank of Japan in accordance with the Act on Reserve Requirement System in Japan. As of March 31, 2026, cash and cash equivalents included deposits at the Bank of Japan of 292,622 million yen, which are more than the legal reserve requirement.

2. Loss allowances deducted directly from assets

	(In millions of yen)
Accounts receivable	786
Loans and Advances to Customers	47,593

3. Accumulated depreciation on assets

	(In millions of yen)
Property and Equipment	14,259
Right-of-use assets	6,828

4. Lending Commitments

The lending commitments of the Group mainly consist of the shopping limits and cashing limits that are granted to customers in the Group's credit card business. The total amount of the undrawn balances as of year end is as follows:


(In millions of yen)


Undrawn	10,622,322

The undrawn balance of the shopping limit and cashing limit does not indicate that the total amount of the balance will be used in the future because customers may use the credit card up to the limit at any time and do not always use the full amount of the limit and the Group may change the limit arbitrarily. Also, maturities for the undrawn lending commitments are within one year because they are payable on demand.

5. Financial covenants and other contractual clauses

Financial covenants on borrowings of PayPay Card Corporation

The borrowings of PayPay Card Corporation, a subsidiary of the Company, is subject to financial covenants including the following contractual clauses, all of which were complied with as of March 31, 2026. All financial covenants are determined based on the standalone financial information of PayPay Card Corporation.

(1) PayPay Card Corporation shall not be in a state of negative net assets on its balance sheet as of the end of each fiscal period.

(2) The amount of net assets reported in PayPay Card Corporation's balance sheet as of the end of each fiscal period shall be maintained at not less than of the higher of (i) 75% of the net assets reported in the balance sheet for the previous year, or (ii) 75% of the net assets reported in the balance sheet as of March 31, 2021

(3) PayPay Card Corporation shall not incur operating losses or ordinary losses for two consecutive years.

(4) PayPay Card Corporation shall maintain the status as a consolidated subsidiary of LY Corporation.

(5) If PayPay Card Corporation has obtained an issuer rating from a designated rating agency, such rating shall not fall below BBB−; alternatively, if PayPay Card Corporation has not obtained an issuer rating, the issuer rating of LY Corporation shall not fall below BBB+.

(Notes Relating to Consolidated Statement of Changes in Equity)

1. Class and total number of outstanding shares at end of the current fiscal year

Common stock   676,955,535 shares

2. Dividends

(1) Dividends paid by the Group during the fiscal year

PayPay Bank Corporation

June 24, 2025, general meeting of shareholders

Class of shares	Common shares
Amount of dividends	1,413 million yen
Dividends per share	1,860 yen
Record date	March 31 , 2025
Effective date	June 25 , 2025
Source of dividends	Retained earnings

PayPay Bank Corporation

June 24, 2025, general meeting of shareholders

Class of shares	Class A preferred stock
Amount of dividends	1,806 million yen
Dividends per share	2,046 yen
Record date	March 31 , 2025
Effective date	June 25 , 2025
Source of dividends	Retained earnings

(2) Dividends declared after the reporting period

There are no dividends to be proposed for the next fiscal year.

3. Class and number of shares underlying share acquisition rights outstanding as of the end of the current consolidated fiscal year (excluding those for which the commencement date of the exercise period has not yet arrived)

Common stock   633,000 shares

(Notes Relating to Financial Instruments)

1. Matters regarding conditions of financial instruments

(1) Credit risk

The Group assesses credit cardholders' credit risk in accordance with internal policy upon entering into an agreement with cardholders. The Group also monitors mainly collection status of each cardholder to manage potential uncollectible amounts.

As for the credit card receivables from cardholders, in the event of delinquency, the terms of the contracts may be modified for the purpose of facilitating collections, and the original contractual cash flows would change.

While most of the credit card receivables are from cardholders based in Japan, the Group is working to prevent or reduce credit risk through the risk management procedures described above.

For banking customers' credit risk, the Group has established a credit risk management system in its internal regulations and strives to control credit risk in accordance with the internal "Credit Policy". In addition, the Group has established regulations for credit review, concentration risk and write off. In order to avoid excessive concentrations of risk, the Group's policies and procedures include specific guidelines to focus on maintaining a diversified portfolio by establishing an adequate credit limit. The Audit Department, which is independent from each division, regularly audits the credit risk management status, checks credit operations, and reports the results of the audit to the Board of Directors.

The Group derecognized these financial assets for which the contractual cash flows have been modified and recognized purchased or originated credit-impaired financial assets, where the change in the discounted present value of the cash flows under the new terms of these financial assets changed by more than 10% from the discounted present value of the remaining cash flows of the original terms.

As of March 31, 2026, there were no modifications of the contractual cash flows of financial assets where the modification did not result in derecognition.

For general credit risks other than the credit risk above, the Group conducts credit investigations and establishes a credit line in order to manage credit risks. The Group periodically monitors the status of debtors, past dues and outstanding balances in accordance with the internal Credit Management Regulations.

The maximum credit risk exposure as of March 31, 2026 is the carrying amount after impairment of the respective financial assets that is recognized in the Group's Consolidated Statement of Financial Position, except for loan commitments.

(2) Liquidity risk

Liquidity risk is the risk that the Group may encounter difficulty in meeting its obligations associated with financial liabilities, including derivative instruments that are settled by delivering cash or another financial asset. The Group is exposed to liquidity risk in relation to funding, utilization, and repayment of cash arising from its business operation. In order to prevent and reduce the liquidity risk, the Group, in principle, invests in highly liquid and low-risk financial instruments. The Group maintains a sufficient level of cash and cash equivalents and receivables with maturities of primarily up to two months, in order to ensure its liquidity and stability.

In its banking business, in order to prevent excessive reliance on short-term funding (ranging from overnight to one month), the Group sets an upper limit on the amount of such funding and monitors compliance with this limit on a daily basis. In addition, the Group monitors the balance of assets that can be readily converted into cash to ensure liquidity in emergency situations, such as large withdrawals of customers' deposits in its financial businesses.

The Group finances its operations through customer deposits in the financial businesses, loan payables, commercial papers and financing through liquidation of receivables.

(3) Market risk

  (A) Foreign exchange risk management

    The Group has exposure to foreign exchange risks on transactions denominated in currencies other than the functional currencies. The main foreign currency used for transactions of the Group is the U.S. dollar ("USD").

    The group enters into forward exchange contracts, foreign exchange futures and other contracts in response to currency exposures resulting from on-balance sheet assets and liabilities denominated in foreign currencies in order to limit the net foreign exchange position by currency to an appropriate level. For the banking business, identifying assets and liabilities subject to foreign exchange risk, the Group sets a risk limit for the investment amount and the present value fluctuation amount arising from that portfolio, and manages its compliance with the limit on a daily basis. In addition, the Group regularly analyzes the changes in present value due to exchange rate fluctuations and monitors the impact on assets and liabilities. Through the risk management procedures described above, the Group's net foreign exchange risk exposure and the effects on profit or loss before tax and shareholders' equity are not material.

  (B) Interest rate risk management

    The Group raises capital through interest-bearing borrowings and deposits, including those with floating interest rates, and hence is exposed to the risk of an increase in the interest payments resulting from rising interest rates. In order to prevent or reduce the risk of interest rate fluctuations, the Group maintains an appropriate mix of interest-bearing debt with fixed and floating interest rates to hedge the risk of interest rate fluctuations. For floating interest rate debt, the Group also continuously monitors interest rate fluctuations.

    The sensitivity analysis was performed by using balances of the outstanding financial liabilities (including deposits and borrowings bearing floating interest rates) as of March 31, 2026, assuming such liabilities were outstanding for the full fiscal year immediately before the respective dates, while holding all other variables constant.

2. Fair value of financial instruments and matters relating to categorization by level within fair value hierarchy

(1) Fair value hierarchy

The Group referred to the levels of the fair value hierarchy for financial instruments measured at fair value in the consolidated financial statements based on the following inputs:

・ Level 1 inputs are quoted prices in active markets for identical assets or liabilities.

・ Level 2 inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

・ Level 3 inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity's own assumptions that market participants would use in establishing a price.

Transfers between levels of fair value hierarchy are recognized as if they occurred at each reporting date. There were no material transfers between the levels for the years ended March 31 2026.

The table below presents financial instruments measured at fair value on a recurring basis by level within the fair value hierarchy:

(In millions of yen)

	Fair value			
	Level 1	Level 2	Level 3	Total
Financial assets				
Securities	262,252	80,485	342,910	685,647
Other financial assets	203	2,107	—	2,310
Total	262,455	82,592	342,910	687,957
Financial liabilities				
Other financial liabilities	100	1,268	—	1,368
Total	100	1,268	—	1,368

The table below presents the carrying amounts of financial liabilities not measured at fair value on a recurring basis and categorization by level within the fair value hierarchy:

(In millions of yen)

	Book value	Fair value			
		Level 1	Level 2	Level 3	Total
Financial assets					
Loan and advances	1,238,617	—	—	1,262,833	1,262,833
Securities	1,051,188	264,985	758,634	2,480	1,026,099
Total	2,289,805	264,985	758,634	1,265,313	2,288,932
Financial liabilities					
Deposits	2,269,080	—	2,268,805	—	2,268,805
Borrowings	491,956	—	208,150	278,056	486,206
Total	2,761,036	—	2,476,955	278,056	2,755,011

Fair value of financial instruments is measured as follows:

(A) Securities

Fair values of debt instruments consisting of Japanese government bonds and municipal bonds are measured using quoted prices in active markets for identical assets, when available, and are classified as Level 1. Where quoted prices in active markets for identical assets are not available, fair values are measured using observable inputs based on available information, such as reference statistical prices, and are classified as Level 2.

Fair values of the debt instruments that consist of exchange traded funds are evaluated at quoted prices for the identical assets in active markets and those are classified as Level 1.

Fair values of the debt instruments that consist of corporate bonds are calculated by each contract using discounted future cash flows according to the contract period using an interest rate that reflects the credit risk. Those that are measured using market-observable inputs such as interest rates reflecting external credit ratings are classified as Level 2, and those that use unobservable inputs such as unobservable credit spread of the issuers of the debt instruments are classified as Level 3.

The Risk Management Department quarterly evaluates whether the quoted price meets the eligibility of fair value under IFRS 13 by determining whether there is a certain discrepancy between the quoted price and the price calculated by the Financial Planning Department on a sample basis by type of debt instruments.

Fair values of the equity instruments that consist of listed shares are evaluated at quoted prices for the identical assets in active markets and those are classified as Level 1.

These securities include residential mortgage backed, credit card asset backed, installment receivables backed, and other asset backed securities. The markets for these securities are not active, and fair values of the asset backed securities are evaluated using broker or dealer quotations of identical or similar securities where the significant inputs are yields, prepayment rates, default probabilities and loss severities. Because such significant inputs are unobservable, these are classified as Level 3.

The Group monitors whether there is a continuing discrepancy between the quotations from brokers or dealers and the value calculated by the Risk Management Department on a daily basis using discounted future cash flows. In addition, the Risk Management Department quarterly evaluates whether the quoted price meets the eligibility of fair value under IFRS 13 by determining whether there is a certain discrepancy between the quoted price and the price calculated by the Financial Planning Department on a sample basis by type of asset backed securities.

(B) Other financial assets and Other financial liabilities

Fair values of the derivative instruments that consist of listed derivatives are evaluated at quoted prices for the identical derivatives in active markets and those are classified as Level 1.

Fair values of the derivative instruments that consist of over-the-counter foreign currency derivatives are evaluated using broker or dealer quotations derived by discounted future cash-flow method where the significant inputs are future foreign exchange rates and interest rates. These are classified as Level 2.

(C) Loans and advances

Fair values of the loans and advances are measured based on the discounted cash flow model using an interest rate considering the credit spread that is based on the internal rating and loan terms. Because the credit spread is a significant unobservable input, these are classified as Level 3.

(D) Deposits

Fair values of the on-demand deposits that are paid immediately upon demand on the statement of financial position date are measured at fair value at that amount.

Fair values of the time deposits are measured based on the discounted present value obtained by discounting future cash flows applying current rates for deposits of similar remaining maturities. For those with a short remaining maturity (six months or less), fair value is approximately equal to book value, so the book value is recorded as fair value. These are classified as Level 2.

(E) Borrowings

Fair values of the borrowings are measured based on the discounted cash flow model using an interest rate considering the Group's own credit spread that would be used for borrowing with the same terms and maturity. The borrowings mainly consists of those classified as Level 3 since the Group's own credit spread is used for fair value measurement which is unobservable.

Other financial instruments not listed above, such as call loans, are settled mainly within one year and book value approximates their fair value.

(2) Valuation techniques and inputs

The valuation techniques used to measure the fair value of major assets classified as Level 3, significant unobservable inputs, and their range are as follows:

Financial assets	Valuation technique	Significant unobservable inputs
Asset backed securities	Discounted cash flows	Discount margin/spreads Constant prepayment rate Constant default rate
Loan and advances Debt instruments	Discounted cash flows	Credit spread

The fair values of the asset backed securities were determined using broker or dealer quotes. The broker or dealer quotes used are non-binding and reflect indicative pricing based on proprietary models and assumptions. The Group does not have access to the specific inputs used by the brokers or dealers and, as such, is unable to provide quantitative information regarding the significant unobservable inputs.

The Group believes that the use of broker or dealer quotes represents the best estimate of fair value, given the lack of active markets and observable inputs for these instruments.

(A) Discount margin/spreads

Discount margin/spreads represent the discount rates used when calculating the present value of future cash flows. In discounted cash flow models, such spreads are added to the benchmark rate when discounting the future expected cash flows. Hence, these spreads reduce the net present value of an asset. They generally reflect the premium an investor expects to achieve over the benchmark interest rate to compensate for the higher risk driven by the uncertainty of the cash flows caused by the credit quality of the asset.

(B) Constant prepayment rate

The constant prepayment rates represent the expected future speed at which a loan portfolio will be repaid ahead of the contractual terms of the underlying loans. Hence, this rate reduces the net present value of the asset backed securities when it is high.

(C) Constant default rate

The constant default rate reflects the percentage of loans within a pool of loans on which the borrowers have fallen behind in making payments to their lender by more than 90 days. Hence, this rate reduces the net present value of the asset backed securities when it is high.

(D) Credit spread

The credit spread represents the discount rate used when calculating the present value of future cash flows. In discounted cash flow models, such a spread is added to the benchmark rate when discounting the future expected cash flows. Hence, this spread reduces the net present value of debt instruments. The credit spread reflects the additional net yield an investor can earn from a security with more credit risk relative to one with less credit risk.

(Notes Relating to Per Share Data)

Equity per share attributable to owners of the Company [1]   582.28 yen

Basic earnings per share [2][3]   180.42 yen

[1] Equity per share attributable to owners of the Company is based on Equity attributable to shareholders of the Company excluding the amount not attributable to ordinary shareholders of the Company.

[2] Basic earnings per share is based on Net of tax attributable to owners of the Company excluding the amount not attributable to ordinary shareholders of the Company.

[3] The share split occurred and became effective on November 15, 2025 and earnings per share has been retrospectively adjusted.

(Notes Relating to Revenue Recognition)

(1) Disaggregation of Revenue

(i) Revenue recognized from contracts with customers and other sources

(In millions of yen)

Revenue from contracts with customers	
Transaction and service income	251,041
Revenue from other sources	
Interest income [1]	116,488
Gains (losses) on financial instruments	10,250
Other operating income	2,883
Total	380,662

[1] The Group pays guarantee fees to third-party financial institutions to mitigate the credit risk of loans and advances to customers. In accordance with IFRS 9, these guarantee fees, which represent amounts paid by the Group, are included in the calculation under the effective interest method and therefore reduce interest income. The guarantee fees were 20,747 million yen for the year ended March 31, 2026, respectively.

(ii) Disaggregation of revenue from contracts with customers by type of service

(In millions of yen)

	Payment	Financial service	Total
Payment Settlement Services			
PayPay Settlement Services	245,799	—	245,799
Credit Payment Settlement Services and Acquiring Services [1]	46,019	—	46,019
Debit Payment Settlement Services	—	5,468	5,468
Payment settlement services deduction [2]	(100,358)	(1,413)	(101,771)
Subtotal	191,460	4,055	195,515
Financial Services	—	24,706	24,706
Other [3][4]	29,310	1,510	30,820
Total [5]	220,770	30,271	251,041

[1] Revenue from Credit Payment Settlement Services and Acquiring Services is presented net of interchange fees charged by the credit card issuer in respect of Acquiring Services, as the Group recognizes revenue

based on the settlement amount of the purchase transaction and the predetermined rate, less such interchange fees. The interchange fees were 11,023 million yen for the year ended March 31, 2026, respectively. Refer to the major revenue streams section within Note 4, *Material accounting policies* for more details.

[2] Payment settlement services deduction mainly consists of rewards given to customers, all the deduction is related to the Payment Settlement Services only.

[3] Other in the Payment segment includes revenues primarily earned from a monthly paid subscription plan for PayPay Merchants, and is presented net of a revenue deduction, which amounts to 4,554 million yen for the year ended March 31, 2026, respectively. These deductions mainly relate to consideration payable to customers in connection with annual membership fees for PayPay Card Gold.

[4] Other in the Financial service segment includes revenues primarily earned from system platform services provided by Credit Engine Group, Inc.

[5] Almost all revenues from external customers of the Group were generated in Japan, which is the Company's country of domicile, for the years ended March 31, 2026.

[6] For further details of each service category, refer to major revenue streams section within Note 4, *Material accounting policies*.

2. Basic information for understanding Revenue

Refer to major revenue streams section within Note 4, *Material accounting policies.*

(Notes Relating to Business Combinations)
Acquisition of PayPay Securities Corporation and PayPay Bank Corporation
(1) Overview of the transaction

The Company entered a series of transactions and acquired PayPay Securities Corporation and PayPay Bank Corporation from Softbank Group Corp. ("SBG") in April 2025.

On April 1, 2025, the Company acquired an additional 31.0% common shares of PayPay Securities Corporation, in which the Company had originally held 35.0% of the common shares prior to the transactions. The common shares were acquired from SoftBank Corp. and LY Corporation, subsidiaries of SBG. PayPay Securities Corporation also issued to the Company additional common shares on April 1, 2025 for total consideration of 12,807 million yen. As a result of the transactions, the Company held 75.2% of the common shares of PayPay Securities Corporation as of April 1, 2025. Also, on April 11, 2025, the Company acquired 47.1% of the common shares and all the non-voting Class A preferred shares of PayPay Bank Corporation from Z Financial Corporation (currently LY Corporation after a merger on August 1, 2025), a subsidiary of SBG, and Mitsui Sumitomo Insurance Co., Ltd. for consideration of 117,378 million yen. After the conversion of the non-voting Class A preferred shares of PayPay Bank Corporation into common shares, effective April 28, 2025, the Company held 75.5% of the common shares of PayPay Bank Corporation.

PayPay Securities Corporation is engaged in the securities intermediary business and PayPay Point investment service related business, and PayPay Bank Corporation is engaged in the internet banking business. Through the transactions, the Group aims to create synergies in the Payment Settlement Services and plans to further expand its market share in the cashless services market by providing PayPay Settlement Services and internet banking and securities intermediary services.

(2) Overview of accounting treatment

Those transactions were accounted for as business combinations of entities under common control as the Company and PayPay Securities Corporation as well as PayPay Bank Corporation were controlled by SBG before and after the transactions. As business combinations of entities under common control, the Group applied the pooling of interests method, recognizing the effects of the business combination from April 1, 2022, which is the beginning of the fiscal year two years prior to the reporting period in the Securities Registration Statement filed on February 13, 2026. The Group recognized the assets, liabilities, and results of operations of PayPay Securities Corporation and PayPay Bank Corporation at the historical book values recorded by SBG in its consolidated financial statements. On April 1 and 11, 2025, the Company acquired common shares of PayPay Securities Corporation and common shares and Class A preferred shares of PayPay Bank Corporation, respectively, increasing the Company's ownership interests. As a result, the Group derecognized a portion of non-controlling interests of those entities in total shareholder's equity, which resulted in 86,358 million yen decrease in non-controlling interest and 36,827 million yen decrease in share premium in the Consolidated Statement of Financial Position as of March 31, 2026.

As a result of the application of the pooling of interests method, the Group recognized its share of the corresponding goodwill previously recognized by SBG based on historical cost. This goodwill has been allocated to the Group's cash generating unit in which PayPay Securities Corporation's operations are included. There is no goodwill recognized arising from the acquisition of PayPay Bank Corporation.

(Notes Relating to Subsequent Events)

There are no significant subsequent events.

Non-consolidated Financial Statements for the Eighth Fiscal Year

$$\left[\begin{array}{l} \text{From April 1, 2025} \\ \text{To March 31, 2026} \end{array} \right]$$

Non-consolidated Balance Sheet
Non-consolidated Statement of Profit or Loss
Non-consolidated Statement of Changes in Equity
Notes to Non-consolidated Financial Statements

PayPay Corporation

Non-consolidated Balance Sheet

(As of March 31, 2026)

(In millions of yen)

Account	Amount	Account	Amount
Assets		Liabilities	
Current assets	1,538,971	Current liabilities	1,507,238
Deposits	313,342	Accounts payable	13,186
Settlement receivable	550,613	Settlement payable	995,094
Money held in trusts	246,145	Advances received	22,534
Securities	14,588	Income taxes payable	5,708
Accounts receivable - other	23,930	Accrued consumption taxes	7,288
Prepaid expenses	3,580	Accrued expenses	1,490
Custodial deposits	378,350	PayPay users' deposits	451,244
Other	8,891	Provision for bonuses	3,350
Loss allowance	(471)	Provision for bonuses for directors	238
Non-current assets	402,544	Provision for loss compensation	343
Property and equipment	2,541	Other	6,756
Leasehold improvements	1,851	Non-current liabilities	1,499
Furniture and fixtures	689	Asset retirement obligations	1,407
Intangible assets	20,952	Other	92
Software	18,108	Total liabilities	1,508,737
Software in progress	2,844	Net assets	
Investments and other assets	379,050	Shareholders' equity	429,914
Investment securities	51,024	Share capital	200,635
Shares of subsidiaries and affiliates	257,730	Capital surplus	109,201
Long-term prepaid expenses	318	Capital reserve	109,201
Deferred tax assets	67,545	Retained earnings	120,078
Other	2,431	Other retained earnings	120,078
		Retained earnings brought forward	120,078
		Share acquisition rights	2,863
		Total net assets	432,778
Total assets	1,941,515	Total liabilities and net assets	1,941,515

Note: Figures less than 1 million yen are rounded down.

Non-consolidated Statement of Profit or Loss

$$\left[\begin{array}{l} \text{From April 1,2025} \\ \text{To March 31, 2026} \end{array} \right]$$

(In millions of yen)

Account	Amount	
Operating revenue		
Revenue from payment business	248,723	
Other	27,837	276,560
Operating expenses		
Selling, general and administrative expenses		238,590
Operating profit		37,969
Non-operating income		
Interest income	1,304	
Subcontracting fees	353	
Interest income on securities	342	
Other	644	2,645
Non-operating expenses		
Loss on retirement of non-current assets	74	
Foreign exchange losses	197	
Other	1	273
Ordinary profit		40,341
Profit before income taxes		40,341
Income taxes - current	5,580	
Income taxes - deferred	(29,353)	(23,772)
Net profit		64,114

Note: Figures less than 1 million yen are rounded down.

Non-consolidated Statement of Changes in Equity

$$\left[\begin{array}{l}\text{From April 1, 2025}\\\text{To March 31, 2026}\end{array}\right]$$

(In millions of yen)

	Shareholders' equity		
	Share capital	Capital surplus	
		Capital reserve	Capital surplus Total
Balance as of April 1, 2025	91,433	—	—
Changes during period			
Issuance of new shares	109,201	109,201	109,201
Share-based payment transactions	—	—	—
Net profit	—	—	—
Net changes in items other than shareholders' equity	—	—	—
Total changes during period	109,201	109,201	109,201
Balance as of March 31, 2026	200,635	109,201	109,201

	Shareholders' equity			Share acquisition rights	Total net assets
	Retained earnings		Total shareholders' equity		
	Other Retained earnings	Retained earnings Total			
	Retained earnings brought forward				
Balance as of April 1, 2025	55,963	55,963	147,397	806	148,203
Changes during period					
Issuance of new shares	—	—	218,403	(381)	218,021
Share-based payment transactions	—	—	—	2,438	2,438
Net profit	64,114	64,114	64,114	—	64,114
Net changes in items other than shareholders' equity	—	—	—	—	—
Total changes during period	64,114	64,114	282,517	2,056	284,574
Balance as of March 31, 2026	120,078	120,078	429,914	2,863	432,778

Note: Figures less than 1 million yen are rounded down.

Notes to Non-consolidated Financial Statements

1. Notes concerning matters regarding significant accounting policies

(1) Basis and method for valuation of assets

Basis and method for valuation of securities

Securities to be held to maturity:	Amortized cost method (interest method)
Shares of subsidiaries and affiliates:	Cost method, based on the moving average method

(2) Depreciation method for non-current assets

(i) Property and equipment

The straight-line method is applied. The useful lives are as follows.

Leasehold improvements:	2-15 years
Furniture and fixtures:	3-15 years

(ii) Intangible assets (software)

The straight-line method is applied. The useful life is mainly five years.

(3) Treatment of deferred assets

Share issuance costs are recognized as an expense in full when incurred.

(4) Recognition of provisions

(i) Loss allowance

To provide for the loss related to accounts receivable, the estimated uncollectible amount has been booked at the end of fiscal year.

(ii) Provision for bonuses

Expected bonus payments are recorded based on the amount to be incurred in the current fiscal year.

(iii) Provision for bonuses for directors

Expected bonus payments for directors are recorded based on the amount to be incurred in the current fiscal year.

(iv) Provision for loss compensation

To provide for the loss related to balance top-ups in the payment service, etc., the probability of recovering the loss has been examined, after which, the estimated uncollectible amount has been booked at the end of fiscal year.

(5) Recognition of significant revenue

The Company's main source of revenue is from payments, and the Company provides payment services to its client merchants. The Company's obligation is to provide, in sales transactions of goods and services for PayPay users, payment services for such transactions using the PayPay app.
The said performance obligation is satisfied at the point of sales transaction of goods and services, when the client merchants is deemed to have received the Company's payment services, and the Company recognizes revenue upon completion of the payment.

(6) Translation of significant assets or liabilities in foreign currencies to the Japanese currency

Monetary receivable and payable in foreign currencies are translated to the Japanese currency at year-end spot exchange rates, and translation differences are recorded as profit or loss.

(7) Other important matters on which the preparation of non-consolidated financial statements are based

Consolidated Tax Return Filing System (Japanese Group Relief System)

The Company has adopted the Japanese Group Relief System.

2. Notes to Revenue Recognition

Basic information to understand revenue

As described in *(5) Recognition of significant revenue* in *1. Notes concerning matters regarding significant accounting policies.*

3. Notes to accounting estimates

(1) Estimated impairment of shares of subsidiaries and affiliates

Amounts recorded in the financial statements for the current fiscal year

Shares of subsidiaries and affiliates	257,730 million yen

Shares of subsidiaries and affiliates are carried at acquisition cost on the non-consolidated balance sheet. For shares of subsidiaries and affiliates whose fair value is deemed to be extremely difficult to determine, when the real value has declined significantly due to deterioration in the financial condition of the issuing company, the fair value is reduced correspondingly and the valuation difference is treated as a loss for the current fiscal year.

The real value used to estimate impairment of shares of subsidiaries and affiliates is calculated based on the net asset value per share multiplied by the number of shares held, which is calculated based on the most recent financial statements of the issuing company, taking into account the difference in market value of assets and other items and the excess earning capacity of the issuing company. In measuring real value, management's judgments and estimates may have a material effect on the financial statements. The fair value of assets and the excess earning capacity of the issuing company are measured based on assumptions such as estimated future cash flows generated by the issuing company, growth rates and discount rates.

Although the above assumptions are determined by management's best estimates, the assumptions may be affected by future changes due to uncertain economic conditions, leading to the necessity of revising them, which could have a material impact on the financial statements for the following fiscal year.

(2) Recoverability of Deferred tax asset

Amounts recorded in the financial statements for the current fiscal year

Deferred tax asset	67,545 million yen

The contents of this matter are the same as those described in the Notes to the Consolidated Financial Statements, *2. Recoverability of deferred tax assets* in *Notes Relating to Accounting Estimates*, and therefore are omitted herein.

4. Notes regarding the non-consolidated balance sheet

(1) Assets pledged as collateral and secured liabilities

(i) Assets pledged as collateral

Cash equivalents 5,124 million yen

(ii) Secured liabilities

None, as of the end of the fiscal year

(2) Accumulated depreciation of property and equipment 1,381 million yen

(3) Monetary receivable from and payable to subsidiaries and affiliates

Short-term monetary receivable	1,070,983 million yen
Short-term monetary liabilities	104,392 million yen
Long-term monetary receivable	50 million yen

(4) Safeguarded assets

Safeguarded assets under the Payment Services Act

Guarantee deposits	80,012 million yen	Money held in trusts 14,400 million yen, Securities 14,588 million yen, and Investment securities 51,024 million yen
Trusts for performance security deposit	167,631 million yen	Money held in trusts
Trusts for security deposit for issuance	59,102 million yen	Money held in trusts
Subtotal	306,745 million yen	
Guarantee under the Enforcement Regulations of the Labor Standards Act	5,010 million yen	Money held in trust

(5) PayPay users' deposits

PayPay users' deposits are comprised of the balances of PayPay Money, PayPay Money Lite, PayPay Gift Vouchers, and PayPay Points.

5. Notes regarding the non-consolidated statement of profit or loss

Transaction volume with affiliates

Operating revenue	23,535 million yen
Selling, general and administrative expenses	26,697 million yen
Non-operating income	1,429 million yen

6. Notes regarding the tax effect accounting

The breakdown of deferred tax assets and deferred tax liabilities is as follows

Deferred tax assets

PayPay users' deposits	31,506	million yen
Loss carryforward	28,526	
Excess amortization of trademark rights	10,858	
Provision for bonuses	1,056	
Income taxes payable	722	
Excess depreciation	540	
Asset retirement obligations	462	
Accrued liabilities	371	
Loss allowance	148	
Other	212	
Subtotal	74,406	
Valuation allowance	(6,512)	
Total deferred tax assets	67,893	
Deferred tax liabilities		
PP&E related to asset retirement obligations	347	
Subtotal	347	
Deferred tax, net	67,545	

In the current fiscal year, the valuation allowance decreased by 36,502 million yen. The primary reason for the change in the valuation allowance is a reassessment of the recoverability of deferred tax assets, taking into account the factors that gave rise to significant tax loss carryforwards, the progress in achieving business plans, and trends in taxable income in prior and current periods, which resulted in a reduction of the valuation allowance.

The Company has adopted the Japanese Group Relief System. Furthermore, the accounting of corporate tax and local corporate tax, as well as the disclosure of tax effect accounting are pursuant to the "Practical Solution on the Accounting and Disclosure Under the Japanese Group Relief System" (ASBJ PITF No. 42, August 21, 2021).

7. Notes on related party transactions

(1) Parent companies and Other affiliated company

Attribute	Company name	Business	Voting rights	Relationship to related parties	Nature of transaction	Amount of transactions (million yen)	Balance as of March 31, 2026	
							Account	Amount (million yen)
Parent company	SoftBank Corp.	Information and communications business	(Owned by) Direct 7.5% Indirect 54.6%	2 corporate officers serving the Company Outsourcing agreement with the Company	Advances towards the granting of PayPay Points[2]	55,699	Accounts receivable - other	5,199
							Advances received	458
					Acquisition of shares[4]	5,727	—	—
					Issuance of new shares[5]	34,889	—	—
Parent company	LY Corporation	Information and communications business	(Owned by) Direct 7.5% Indirect 47.1%	1 corporate officers serving the Company Outsourcing agreement with the Company	Use of the payment system as a PayPay merchant[2][3]	1,223,671	Settlement payable	93,169
					Receipt of payment system fees[2]	17,009	—	—
					Acquisition of shares[4]	80	—	—
					Issuance of new shares[5]	34,889	—	—
Other affiliated company	SVF II Piranha (DE) LLC	Investment fund	(Owned by) Direct 28.5%	—	Exercise of stock options[6]	15,901	—	—
					Issuance of new shares[5]	35,944	—	—

*Terms and conditions of transactions and policy for determining them.

[1] The amount of transactions does not include consumption taxes, while the year-end balance includes consumption taxes.

[2] Pricing and other terms and conditions of transactions are determined after negotiation, taking general market conditions into account.

[3] The payment amount is shown.

[4] Acquisition prices are reasonably determined after consultation, taking into account the valuation conducted by an independent third-party institution.

[5] The Company issued new shares of common stock at a price of 1,896 yen per share. The issue price is retrospectively adjusted in respect of the share split that occurred on November 15, 2025.

[6] All of the 1st Stock Options issued by the Company and held by SVF II Piranha (DE) LLC were exercised. The amount of the transaction is calculated by the number of shares issued due to exercise of stock acquisition rights multiplied by the issue price.

(2) Affiliate companies

Attribute	Company name	Business	Voting rights	Relationship to related parties	Nature of transaction	Amount of transactions (Millions of yen)	Balance as of March 31, 2026	
							Account	Amount (Millions of yen)
Subsidiary of parent	SB Payment Service Corp.	Payments agency business	—	1 corporate officers serving the Company Outsourcing agreement with the Company	Use of systems for the provision of payment services to merchants[2] [3]	591,329	Settlement receivable	48,254
					Payment of fees related to payment services[2]	9,431	—	—
					Use of the payment system as a PayPay merchant[2] [4]	1,011,159	Accounts payable in payment business	53,687
Subsidiary of parent	Z Financial Corporation (currently LY Corporation[5])	Intermediate holding company	—	—	Acquisition of shares[6]	117,000	—	—

*Terms and conditions of transactions and policy for determining them.

[1] The amount of transactions does not include consumption taxes, while the year-end balance includes consumption taxes.

[2] Pricing and other terms and conditions of transactions are determined after negotiation, taking general market conditions into account.

[3] The total settlement amount is shown.

[4] The total payment amount is shown.

[5] Z Financial Corporation was merged into LY Corporation on August 1, 2025.

[6] Acquisition prices are reasonably determined after consultation, taking into account the valuation conducted by an independent third-party institution.

(3) Subsidiaries

Attribute	Company name	Business	Voting rights	Relationship to related parties	Nature of transaction	Amount of transactions (Millions of yen)	Balance as of March 31, 2026	
							Account	Amount (Millions of yen)
Subsidiary	PayPay Card Corporation	Credit card business	(Own) Direct 100%	Outsourcing agreement with the Company Deposit for consumption agreement with the Company	Payment of pledged deposits Receipt of pledged deposits	3,112,800 3,105,800	Custodial deposits	378,000
					Receipt of interest[2]	620	—	—
					Use of systems for the provision of payment services to merchants[2] [3]	4,786,427	Settlement receivable	474,756
					Advances towards the granting of PayPay Points[2]	42,890	Accounts receivable - other	7,083
					Payment of fees related to payment services[2]	23,785	—	—
Subsidiary	PayPay Securities Corporation	Securities business	(Own) Direct 75.2%	Outsourcing agreement with the Company	Withdrawal of PayPay Invest balance under management[2] [3]	82,897	Settlement receivable	484
					Payments, etc. related to PayPay Invest[2] [3]	133,088	Settlement payable	358
					Underwriting of capital increase[4]	7,000	—	—
					Lending of loans[5]	37,900	—	—
					Collection of loans receivable[5]	37,900		
					Receipt of interest[5]	30	—	—
Subsidiary	PPSC Investment Service Corporation	Point management service	(Own) Indirect 75.2%	Outsourcing agreement with the Company	Withdrawal of PayPay Points under management[2] [3]	105,153	Accounts receivable - other	512
					Payments etc. related to PayPay Points under management[2] [3]	123,189	Settlement payable	407
Subsidiary	PayPay Bank Corporation	Banking business	(Own) Direct 75.5%	1 corporate officers serving the Company	Conversion of preferred shares[6]	—	—	—
					Making of deposits through a trust[7]	381,500	Money held in trusts	196,500
					Withdrawal of deposits through a trust[7]	185,000		
					Receipt of interest[7]	333	Accrued income	200

*Terms and conditions of transactions and policy for determining them.

[1] The amount of transactions does not include consumption taxes, while the year-end balance includes consumption taxes.

[2] Pricing and other terms and conditions of transactions are determined after negotiation, taking general market conditions into account.

[3] The total payment amount is shown.

[4] Acquisition prices are reasonably determined after consultation, taking into account the valuation conducted by an independent third-party institution.

[5] The interest rate for the lending of funds is reasonably determined with reference to market interest rates and the Company's actual borrowing rates for borrowings with similar terms.

[6] The Company converted the non-voting Class A preferred shares acquired from Z Financial Corporation (currently LY Corporation) during the current fiscal year into common stock. Refer to *Notes Relating to Business Combinations* for further details on the acquisition.

[7] The Company entered into a trust agreement as a method for safeguarding the unused prepaid balances of PayPay Money and PayPay Money Lite in accordance with the Payment Services Act. Under this arrangement, the trust made security deposit at PayPay Bank Corporation instead of making a deposit with the Legal Affairs Bureau. The interest rate on deposits is determined reasonably, taking market interest rates into consideration.

8. Notes regarding the per share information

(1) Net assets per share   635.07 yen

(2) Net profit per share [1]   100.53 yen

[1] The share split occurred and became effective on November 15, 2025 and earnings per share has been retrospectively adjusted.

9. Notes regarding significant subsequent events

There are no significant subsequent events.

(TRANSLATION)

INDEPENDENT AUDITOR'S REPORT

May 25, 2026

To the Board of Directors of
　PayPay Corporation:

Deloitte Touche Tohmatsu LLC
Tokyo office

Designated Engagement Partner,
Certified Public Accountant:

　　　　Masayuki Yamada

Designated Engagement Partner,
Certified Public Accountant:

　　　　Ryo Sakai

Designated Engagement Partner,
Certified Public Accountant:

　　　　Ryohei Yamada

Opinion

Pursuant to the fourth paragraph of Article 444 of the Companies Act, we have audited the consolidated financial statements of PayPay Corporation and its subsidiaries (the "Group"), namely, the consolidated statement of financial position as of March 31, 2026, and the consolidated statement of income, and consolidated statement of changes in equity for the fiscal year from April 1, 2025 to March 31, 2026, and the related notes.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of March 31, 2026, and its consolidated financial performance for the year then ended in accordance with accounting standards prescribed pursuant to the provisions of the second sentence of the first paragraph of Article 120 of the Ordinance on Company Accounting that omit a part of the disclosures required under Designated IFRS Accounting Standards.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the provisions of the Code of Professional Ethics in Japan, including the ethical requirements that are relevant to audits of the financial statements of public interest entities, and we have fulfilled our other ethical responsibilities as auditors. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The Audit and Supervisory Committee is responsible for overseeing the Directors' execution of duties relating to the design and operating effectiveness of the controls over the other information. The other information comprises the information included in the Business Report and the accompanying supplemental schedules.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and the Audit and Supervisory Committee for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting standards prescribed pursuant to the provisions of the second sentence of the first paragraph of Article 120 of the Ordinance on Company Accounting that omit a part of the disclosures required under Designated IFRS Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern in accordance with accounting standards prescribed pursuant to the provisions of the second sentence of the first paragraph of Article 120 of the Ordinance on Company Accounting that omit a part of the disclosures required under Designated IFRS Accounting Standards.

The Audit and Supervisory Committee is responsible for overseeing the Directors' execution of duties relating to the design and operating effectiveness of the controls over the Group's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

• Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks. The procedures selected depend on the auditor's judgment. In addition, we obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

• Obtain, when performing risk assessment procedures, an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

• Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluate whether the overall presentation and disclosures of the consolidated financial statements are in accordance with accounting standards prescribed pursuant to the provisions of the second sentence of the first paragraph of Article 120 of the Ordinance on Company Accounting that omit a part of the disclosures required under Designated IFRS Accounting Standards, as well as the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the group financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit and Supervisory Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit and Supervisory Committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with it all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

Interest Required to Be Disclosed by the Certified Public Accountants Act of Japan

Our firm and its designated engagement partners do not have any interest in the Group which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

Notes to the Readers of Independent Auditor's Report

This is an English translation of the independent auditor's report as required by the Companies Act of Japan for the conveniences of the reader.

INDEPENDENT AUDITOR'S REPORT

May 25, 2026

To the Board of Directors of
  PayPay Corporation:

Deloitte Touche Tohmatsu LLC
Tokyo office

Designated Engagement Partner,
Certified Public Accountant:

Masayuki Yamada

Designated Engagement Partner,
Certified Public Accountant:

Ryo Sakai

Designated Engagement Partner,
Certified Public Accountant:

Ryohei Yamada

Opinion

Pursuant to the first item, second paragraph of Article 436 of the Companies Act, we have audited the nonconsolidated financial statements of PayPay Corporation (the "Company"), namely, the nonconsolidated balance sheet as of March 31, 2026, and the nonconsolidated statement of income and nonconsolidated statement of changes in equity for the 8th fiscal year from April 1, 2025 to March 31, 2026, and the related notes and the accompanying supplemental schedules.

In our opinion, the accompanying nonconsolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026, and its financial performance for the year then ended in accordance with accounting principles generally accepted in Japan.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Nonconsolidated Financial Statements section of our report. We are independent of the Company in accordance with the provisions of the Code of Professional Ethics in Japan, including the ethical requirements that are relevant to audits of the financial statements of public interest entities, and we have fulfilled our other ethical responsibilities as auditors. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The Audit and Supervisory Committee is responsible for overseeing the Directors' execution of duties relating to the design and operating effectiveness of the controls over the other information. The other information comprises the information included in the Business Report and the accompanying supplemental schedules.

Our opinion on the nonconsolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the nonconsolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the nonconsolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and the Audit and Supervisory Committee for the Nonconsolidated Financial Statements

Management is responsible for the preparation and fair presentation of the nonconsolidated financial statements in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of nonconsolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the nonconsolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern in accordance with accounting principles generally accepted in Japan.

The Audit and Supervisory Committee is responsible for overseeing the Directors' execution of duties relating to the design and operating effectiveness of the controls over the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Nonconsolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the nonconsolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these nonconsolidated financial statements.

As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the nonconsolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks. The procedures selected depend on the auditor's judgment. In addition, we obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

- Obtain, when performing risk assessment procedures, an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the nonconsolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

- Evaluate whether the overall presentation and disclosures of the nonconsolidated financial statements are in accordance with accounting principles generally accepted in Japan, as well as the overall presentation, structure and content of the nonconsolidated financial statements, including the disclosures, and whether the nonconsolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with the Audit and Supervisory Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit and Supervisory Committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with it all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

Interest Required to Be Disclosed by the Certified Public Accountants Act of Japan

Our firm and its designated engagement partners do not have any interest in the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

Notes to the Readers of Independent Auditor's Report

This is an English translation of the independent auditor's report as required by the Companies Act of Japan for the conveniences of the reader.

Audit Report

The Audit and Supervisory Committee has audited the Directors' performance of their duties for the 8th business year from April 1, 2025 to March 31, 2026 and reports as follows in regard to the method and results of said audits.

1.   Methods and Contents of Audits

The Audit and Supervisory Committee received reports from directors and employees regarding the contents of the resolutions by the Board of Directors with respect to matters listed in Article 399-13, Paragraph 1, Item 1, B and C of the Companies Act, as well as the establishment and operations of internal control systems that have been established based on said resolutions. The Committee requested explanations and expressed opinions as necessary, and conducted audits according to the methods described below.

(i)   In accordance with the audit policy and division of duties established by the Audit and Supervisory Committee, the Committee attended important meetings in cooperation with the Company's internal control departments, received reports from directors and employees on matters related to the execution of their duties, requested explanations as necessary, inspected important approval documents, and investigated the status of business and assets at the head office and major offices. In addition, with regard to subsidiaries, the Committee communicated and exchanged information with directors and auditors of subsidiaries, and received business reports from subsidiaries as necessary.

(ii)   Regarding the matters in the report pertaining to Article 118, Item 5, A of the Regulations for Enforcement of the Companies Act and the judgments and reasons for the decisions pursuant to B of the same item, the Audit and Supervisory Committee provided additional considerations for them based on the status of deliberations at the Board of Directors and other meetings.

(iii)   In addition to monitoring and verifying whether the accounting auditor maintained an independent position and conducted appropriate audits, the Audit and Supervisory Committee received reports from the accounting auditor on the execution status of its duties and requested explanations as necessary. In addition, accounting auditors have notified that "systems for ensuring that duties are carried out properly" (stated in Article 131 of the Regulations on Corporate Accounting) were being implemented pursuant to the "Audit Quality Control Standards" (Japan Business Accounting Council), and the Committee requested explanations as necessary. Furthermore, the Audit and Supervisory Committee has received a report from the accounting auditor that there were no instances in which the accounting auditor identified or otherwise became aware of any information indicating that an illegal act (regardless of whether it has a material effect on the financial statements) had occurred or may have occurred in the course of audit procedures or otherwise.

Based on the above methods, the Audit and Supervisory Committee has reviewed the business report, its supplementary schedules, the consolidated financial statements (consolidated statement of financial position, consolidated statement of income, consolidated statement of changes in equity, and consolidated notes), as well as financial statements (balance sheet, income statement, statement of changes in equity, and individual notes) and its supplementary schedules for the business year in question.

2.   Audit Results

(1)   Results of Business Report Audits

(i)   The Audit and Supervisory Committee recognizes that the business report and its supplementary schedules accurately represent the Company's situation in accordance with laws and regulations and the Articles of Incorporation.

(ii) No fraudulent acts or material violations of laws or regulations or the Articles of Incorporation have been found regarding the execution of duties by directors.

(iii) The Audit and Supervisory Committee acknowledges that the resolutions by the Board of Directors regarding internal control systems is appropriate. Additionally, we have found no matters to point out regarding the contents of the business report and the execution of duties by directors regarding internal control systems.

(iv) With regard to transactions with the parent company, etc. listed in the business report, there were no matters to point with respect to issues that were taken into consideration to ensure that the interests of the Company would not be harmed when conducting such transactions, the decisions of the Board of Directors as to whether or not such transactions would not harm the interests of the Company, and the reasons for said decisions.

(2) Results of Audit of Consolidated Financial Statements

The Audit and Supervisory Committee acknowledges that the auditing methods and results of the accounting auditor Tohmatsu LLC are appropriate.

(3) Results of Audit of Financial Statements and Accompanying Supplementary Schedules

The Audit and Supervisory Committee acknowledges that the auditing methods and results of the accounting auditor Tohmatsu LLC are appropriate.

May 26, 2026

PayPay Corporation Audit and Supervisory Committee

Audit and Supervisory Committee Member	Yasuyoshi Karasawa
Audit and Supervisory Committee Member	Paul Yonamine
Audit and Supervisory Committee Member	Hiroko Kono
Audit and Supervisory Committee Member	Hiroto Kaneko

(Note) All the Audit and Supervisory Committee members are outside directors as stipulated in Article 2, Item 15 and Article 331, Paragraph 6 of the Companies Act.